DECHERT

Dechert LLP
2651 N Harwood Street
Suite 120, Harwood 1
Dallas, 75201

Wilson Chu
Senior Counsel

wilson.chu@dechert.com
+1 214 453 4906 Direct

October 16, 2026

Board of Directors of Hilltop Holdings, Inc.
6565 Hillcrest Avenue
Dallas, TX 75205

Ms. Bober and Gentlemen:

We represent Gerald J. Ford ("**Mr. Ford**"), the visionary who built Hilltop Holdings Inc. (the "**Company**") into the preeminent financial services enterprise it is today. As the beneficial owner of approximately 27% of the Company's shares (as set forth in Mr. Ford's Schedule 13D, as amended, the "**Shares**"), Mr. Ford remains the Company's largest shareholder, despite being pushed out by his son, now President/CEO and Chairman, Jeremy Ford ("**Jeremy**"). We write to ensure the Board is fully informed of Jeremy's conduct that we believe carries serious implications for the Company and warrants the Board's immediate attention.

As you are aware, Jeremy sued his father (petition attached), Mr. Ford, seeking control over certain family limited partnerships and related entities established by Mr. Ford as part of his estate planning, for the eventual benefit of his children. Control of certain of these partnerships, however, was intended to pass to Jeremy and three of his immediate siblings at Mr. Ford's death. Nonetheless, Jeremy is attempting to accelerate that succession – and to seize control of certain assets that Mr. Ford never intended for Jeremy to control – through a heartbreaking and disrespectful declaration of incompetence of his father. This attempted seizure would strip Mr. Ford of significant current income and could deprive Mr. Ford of everything he has built.

On October 1, Mr. Ford filed an amended Schedule 13D reporting repayment of approximately $80 million in notes owed to Hunter's Glen/Ford Ltd., satisfied with assets pursuant to a formula proposed by Jeremy's own counsel. As a result of such repayment, Mr. Ford is the lien-free beneficial owner of the Shares.

Notwithstanding that repayment, Jeremy and his co-plaintiffs/siblings have now amended their petition demanding to void the repayment – a demand that, if successful, could lead to a change of control over the Shares. This sequence of events may be of heightened interest to the SEC and the Federal Reserve, given the potential change-of-control implications for a bank holding company.

We also understand that Jeremy informed one or more board members that he, not Mr. Ford, controls the Shares. If true, we disagree with Jeremy, as the amended Schedule 13D makes clear. We believe that Jeremy's claims warrant immediate investigation by the Board, if not already done so, as it could lead to serious regulatory compliance issues for both the Company and Jeremy.

We hope the Board fully appreciates the broader financial context. Contrary to any assumption that Mr. Ford's net worth remains in the billions, Mr. Ford has already given away all but a fraction of his wealth to Jeremy and his co-plaintiffs/siblings. His remaining assets consist of mainly his personal residences and his residual interest in the Shares, a significant majority of which is already committed to pass to Jeremy and his co-plaintiffs/siblings.

Jeremy's relentless, self-serving attempts to bleed his father for more money could lead to a forced sale of the Shares, bankruptcy, or both. For example, Jeremy's lawsuit is also blocking Mr. Ford from selling his Dallas residence, making it illiquid. If Jeremy's continued attacks on Mr. Ford's liquidity are successful, the Board must carefully consider the implications, particularly the reputational and compliance concerns it would raise for depositors and regulators.

DECHERT

Lastly, Mr. Ford has deep concerns regarding the Company's current governance, given that Jeremy is both the plaintiff suing his father and serves as the Company's President/CEO and Chairman – a dual role that, in Mr. Ford's judgment, warrants closer scrutiny. Under the circumstances, Mr. Ford believes that the Company should, at a minimum, promptly split the President/CEO and Chairman roles as a matter of sound corporate governance. The Company's appointment of J. Taylor Crandall as lead independent director is no substitute.

Given the seriousness of these matters, Mr. Ford requests that the Board promptly investigate the issues raised in this letter.

Sincerely,

DocuSigned by:
901F6E49F1DB486...
Wilson Chu

E-filed in the Office of the Clerk
for the Business Court of Texas
9/30/2026 8:25 PM
Accepted by: Beverly Crumley
Case Number: 25-BC01B-0026

IN THE BUSINESS COURT OF TEXAS
FIRST DIVISION

Jeremy Ford; Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust; Amy Ford Prestidge, Maegan Ford Nicholson, Jordan Ford, and Jeremy Ford as Trustees of Ford Secure Trust; Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of 2009 Ford Daughters' Trust; Jordan Ford and Jeremy Ford as Trustees of 2009 Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of Ford Daughters' Financial Trust; and Jordan Ford and Jeremy Ford as Trustees of Ford Sons' Financial Trust, *Plaintiffs*, v. Gerald J. Ford; Diamond HTH Stock Company, LP; Diamond HTH Stock Company GP, LLC; Diamond A Financial, L.P.; Rio Hondo Land & Cattle Company GP, LLC; Ford Diamond Corporation; Diamond A Racing Corporation; Hunter's Glen/Ford, Ltd.; Rio Hondo Land & Cattle Company, L.P.; Rio Hondo Land & Cattle Company; Ford Family Investment, LP; Gerald J. Ford as Trustee of 2011 TCRT; Kelli O. Ford; and Gary M. Shultz, *Defendants*.	Cause No. 25-BC01B-0026

<u>PLAINTIFFS' SECOND AMENDED ORIGINAL PETITION</u>

Plaintiffs Jeremy Ford; Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust; Amy Ford Prestidge, Maegan Ford Nicholson, Jordan Ford, and Jeremy Ford as Trustees of Ford Secure Trust; Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of 2009 Ford Daughters' Trust; Jordan Ford and Jeremy Ford as Trustees of 2009 Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of Ford Daughters' Financial Trust; and Jordan Ford and Jeremy Ford as Trustees of Ford Sons' Financial Trust ("Plaintiffs") file this Second Amended Original Petition against defendants Gerald J. Ford; Diamond HTH Stock Company, LP; Diamond HTH Stock Company GP, LLC; Diamond A Financial, L.P.; Rio Hondo Land & Cattle Company GP, LLC; Ford Family Investment, LP; Gerald J. Ford as Trustee of 2011 TCRT; Kelli O. Ford; and Gary M. Shultz ("Defendants") for declaratory, equitable, and monetary relief, joining Ford Diamond Corporation; Diamond A Racing Corporation; Hunter's Glen/Ford, Ltd.; Rio Hondo Land & Cattle Company, L.P.; and Rio Hondo Land & Cattle Company, as parties with potential interests affected by the requested relief ("Interested Parties"). Plaintiffs respectfully allege as follows:

Introduction

Plaintiffs bring this case to enforce the wishes of their father, Gerald J. Ford, for an orderly transfer of control of certain family business interests pursuant to the contractual terms that Gerald J. Ford established years ago. An icon of the Texas

business community, Gerald J. Ford carefully orchestrated a series of binding agreements that effectuate transfer of control of certain businesses in the event of his death or incapacity to his eldest son, Plaintiff Jeremy Ford. Plaintiffs own the vast majority of the economic value in those businesses. Due to a tragic traumatic brain injury in 2017 and other contributing health conditions, Gerald J. Ford's mental faculties have declined, dementia has set in, and he has become incapacitated. His incapacity means that it is time for Jeremy Ford to assume control—exactly as Gerald J. Ford set out in these governing documents.

Unfortunately, Gerald J. Ford is now surrounded by individuals—including his current wife—who are motivated by their own financial interests and seek to stymie the binding contractual processes that he intended to govern this precise situation. These individuals wield almost total control over Gerald J. Ford in his state of incapacitation. They have refused to submit him for medical examinations in the manner that he is affirmatively required under the transfer agreements. Plaintiffs—Jeremy Ford, Jordan Ford, Maegan Ford Nicholson, Amy Ford Prestidge, and their associated business entities—have tried for years to resolve this dispute with the people who surround and manipulate their father. A year ago, Plaintiffs filed their First Amended Original Petition seeking declaratory and injunctive relief and specific performance to enforce Gerald J. Ford's stated plan of transfer for certain family businesses in the face of Defendants' threats to liquidate hundreds of millions

of dollars in assets owned by these entities, enrich themselves, and destroy the valuable companies Jeremy, Jordan, Maegan, and Amy have invested their adult lives in growing. On August 1, 2025, Plaintiffs also filed an application for temporary injunction to protect Defendant Diamond A Financial, L.P.'s assets. Shortly thereafter, the parties signed a term sheet, and this Court granted them a temporary stay of all deadlines "pending further order of the court." Aug. 6, 2025, Order. Unfortunately, the parties never reached a final settlement agreement as contemplated. Certain Defendants have recently engaged in alarming actions that again threaten important family business interests. Now that the Court has lifted the stay, Plaintiffs will resume litigation under this Second Amended Original Petition.

Discovery Control Plan

1. Plaintiffs invoke Discovery Control Plan Level 3 under Texas Rule of Civil Procedure 190.4 and request that the Court enter a Docket Control Order tailored to fit the needs of this case and set this matter for trial.

Parties

2. Plaintiff Jeremy Ford is a resident of Dallas County and brings this suit individually and as Trustee on behalf of Ford Secure Trust, Hunter's Glen/Ford Trust, 2009 Hunter's Glen/Ford Trust, and Ford Sons' Financial Trust.

3. Plaintiff Amy Ford Prestidge is a resident of Dallas County and brings this suit as Trustee on behalf of 2004 Ford Daughters' Trust, Ford Secure Trust, 2009 Ford Daughters' Trust, and Ford Daughters' Financial Trust.

4. Plaintiff Maegan Ford Nicholson is a resident of Woodford County, Kentucky and brings this suit as Trustee on behalf of Ford Secure Trust.

5. Plaintiff Jordan Ford is a resident of Dallas County and brings this suit as Trustee on behalf of Ford Secure Trust, Hunter's Glen/Ford Trust, 2009 Hunter's Glen/Ford Trust, and Ford Sons' Financial Trust.

6. Defendant Gerald J. Ford is an individual who is a resident of Texas who may be served with process at 6601 Turtle Creek Boulevard, Dallas, Texas 75205 in Dallas County or wherever he may be found.

7. Defendant Diamond HTH Stock Company, LP is a Texas limited partnership whose registered office is located in Dallas County at 200 Crescent Court, Suite 1350, Dallas, Texas 75201 and may be served with process by serving its registered agent for service of process, Gary M. Shultz, in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

8. Defendant Diamond HTH Stock Company GP, LLC is a Texas limited liability company whose registered office is located in Dallas County at 6565 Hillcrest Avenue, Suite 600, Dallas, Texas 75205 and may be served with process

by serving its registered agent for service of process, Gary M. Shultz, in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

9. Defendant Diamond A Financial, L.P. is a Texas limited partnership whose registered office is located at 200 Crescent Court, Suite 1350, Dallas, Texas 75201 and may be served with process by serving its registered agent for service of process, Gary M. Shultz, in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Diamond A Financial, L.P. is a closely held limited partnership within the meaning of Section 153.413 of the Texas Business Organizations Code. It has fewer than thirty-five limited partners and no partnership interests listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national securities association.

10. Defendant Rio Hondo Land & Cattle Company GP, LLC is a Delaware limited liability company which may be served by substituted service on the Secretary of State pursuant to Texas Civil Practice and Remedies Code § 17.044(b) as a nonresident which engages in business in this state but does not maintain a regular place of business in this state or a designated agent for service of process.

11. Defendant Gerald J. Ford as Trustee of 2011 TCRT may be served with process at 6601 Turtle Creek Boulevard, Dallas, Texas 75205 in Dallas County or wherever he may be found. Gerald J. Ford is named as a Defendant in his capacity as Trustee of the general partner of Ford Family Investment, LP (in that capacity,

"FFI GP"), and is also joined as a necessary party under Texas Rule of Civil Procedure 39.

12. Ford Diamond Corporation is a Texas corporation whose registered office is located in Dallas County at 6565 Hillcrest Avenue, Suite 600, Dallas, Texas 75205 and may be served with process by serving its registered agent for service of process in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Ford Diamond Corporation is joined as a necessary party under Texas Rule of Civil Procedure 39.

13. Diamond A Racing Corporation is a Delaware corporation whose registered office is located in Denton County at 3610-2 N. Josey Lane, Suite 223, Carrollton, Texas 75007 and may be served with process by serving its registered agent for service of process in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Diamond A Racing Corporation is joined as a necessary party under Texas Rule of Civil Procedure 39.

14. Hunter's Glen/Ford, Ltd. is a Texas limited partnership whose registered office is located in Dallas County at 200 Crescent Court, Suite 1350, Dallas, Texas 75201 and may be served with process by serving its registered agent for service of process in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Hunter's Glen/Ford, Ltd. is joined as a necessary party under Texas Rule of Civil Procedure 39. Hunter's Glen/Ford, Ltd. is a closely held limited

partnership within the meaning of Section 153.413 of the Texas Business Organizations Code. It has fewer than thirty-five limited partners and no partnership interests listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national securities association.

15. Rio Hondo Land & Cattle Company, L.P. is a Delaware limited partnership which may be served by substituted service on the Secretary of State pursuant to Texas Civil Practice and Remedies Code § 17.044(b) as a nonresident which engages in business in this state but does not maintain a regular place of business in this state or a designated agent for service of process. Rio Hondo Land & Cattle Company, L.P. is joined as a necessary party under Texas Rule of Civil Procedure 39.

16. Rio Hondo Land & Cattle Company is a Texas corporation whose registered office is located in Dallas County at 200 Crescent Court, Suite 1350, Dallas, Texas 75201 and may be served with process by serving its registered agent for service of process in Dallas County, at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Rio Hondo Land & Cattle Company is joined as a necessary party under Texas Rule of Civil Procedure 39.

17. Defendant Ford Family Investment, LP is a Delaware limited partnership whose registered office is located in Dallas County at 6565 Hillcrest Avenue, 6th Floor, Dallas, Texas 75205 and may be served with process by serving

its registered agent for service of process in Dallas County, at 6565 Hillcrest Avenue, 6th Floor, Dallas, Texas 75205.

18. Defendant Gary M. Shultz is an individual who is a resident of Texas who may be served with process at 6833 Heather Knoll Dr., Dallas, Texas 75248 or wherever he may be found.

19. Defendant Kelli O. Ford is an individual who is a resident of Texas who may be served with process at 6601 Turtle Creek Boulevard, Dallas, Texas 75205 or wherever she may be found.

Jurisdiction and Venue

20. This Court has jurisdiction pursuant to Texas Government Code § 25A.004(b)(1), (2), (4), (5), and (7) and § 25A.004(e) because this action includes a derivative proceeding; this is an action regarding the governance, governing documents, or internal affairs of organizations; an action by owners of an organization that is brought against an owner, controlling person, or managerial official of the organization and alleges an act or omission by the person in the person's capacity as an owner, controlling person, or managerial official of the organization; an action alleging that an owner, controlling person, or managerial official breached a duty owed to an organization or owner of an organization by reason of the person's status as an owner, controlling person, or managerial official, including the breach of a duty of loyalty or good faith; and an action arising out of

the Business Organizations Code, in which the amount in controversy exceeds $5,000,000.00, excluding interest, statutory damages, exemplary damages, penalties, attorney's fees, and court costs and because Plaintiffs seek declaratory judgment under § 25A.004(b) where the rights at issue exceed $5,000,000.00 in value, as well as monetary relief in excess of $5,000,000.00.

21. Venue is appropriate in Dallas County, Texas, under Texas Civil Practice and Remedies Code §§ 15.002(a)(2), (3) and 15.005 because it is the county of Gerald J. Ford's, Gary M. Shultz's, and Kelli O. Ford's residences and the county of the principal offices of Defendants.

22. Pursuant to Texas Rule of Civil Procedure 47, Plaintiffs seek monetary relief of over $1,000,000 as well as nonmonetary relief. The relief sought is within the jurisdictional limits of this Court.

Background

23. Gerald J. Ford is an iconic Texas banker, businessman, and philanthropist. Harnessing his entrepreneurial talents and business acumen, he led multiple highly successful financial institutions, including Golden State Bancorp, which was sold to Citigroup in 2002 for $6 billion. He and his family own and operate an interconnected web of entities. Gerald J. Ford has controlling interests in each entity implicated in this lawsuit, either directly or indirectly.

24. Plaintiffs Jeremy Ford, Jordan Ford, Maegan Ford Nicholson, and Amy Ford Prestidge (collectively, the "First Family") are Gerald J. Ford's adult children from his first marriage, which ended in divorce. Each has a loving relationship with their father. The First Family also has had, and continues to have, an active role in managing and operating the family businesses. Accordingly, they wish to see their father's wishes, memorialized in binding contracts, effectuated.

The First Family's Partnerships

25. This dispute involves four family partnerships that own these family businesses. Three of them were specifically created to provide for an orderly succession of control to the First Family following Gerald J. Ford's death or incapacitation. At least on paper, Gerald J. Ford controls each entity, either directly or indirectly. But the vast majority of the economic value in these partnerships belongs to the First Family through a series of irrevocable trusts established by Gerald J. Ford exclusively for the First Family's benefit. This structure reflects Gerald J. Ford's intentions for the "many assets" he has long "planned to pass on" for the "benefit" of the First Family "as well as [their] children."

<u>Hunter's Glen</u>

26. Hunter's Glen/Ford, Ltd. ("Hunter's Glen") is a limited partnership through which the family holds various investments and property. Hunter's Glen has

well over $5,000,000.00 in assets under its control, and the rights at issue with respect to control over Hunter's Glen exceed $5,000,000.00 in value.

27. The members of the First Family hold interests totaling approximately 94% in Hunter's Glen as limited partners, through Plaintiffs 2004 Ford Daughters' Trust, Ford Secure Trust, Hunter's Glen/Ford Trust, and Diamond A Racing Corporation. Rio Hondo Land & Cattle Company also is a limited partner in Hunter's Glen.

28. There are two general partners in Hunter's Glen—Gerald J. Ford and Ford Diamond Corporation ("FDC"), each with a 0.936% general partnership interest. Gerald J. Ford owns 100% of FDC. FDC's primary asset is its interest as a general partner in Hunter's Glen. Gary M. Shultz is an officer of FDC and Hunter's Glen.

29. Under the Amended and Restated Agreement of Limited Partnership of Hunter's Glen/Ford, Ltd., dated August 2008 (the "Hunter's Glen Partnership Agreement"), the general partners have control over the management, operation, business, and affairs of Hunter's Glen subject to certain limitations.

30. Under Section 7.4 of the Hunter's Glen Partnership Agreement, the general partners of Hunter's Glen expressly owe a fiduciary duty to all the other partners as well as the partnership for the "safekeeping and use" of all of Hunter's Glen's property. The general partners are expressly prohibited from employing

Hunter's Glen property "in any manner except for the benefit of [Hunter's Glen]." Under Sections 7.1(f) and 7.2, the general partners also are prohibited from amending the Hunter's Glen Partnership Agreement, selling all of the assets of Hunter's Glen, disposing of the goodwill of Hunter's Glen's business, doing any act that would make it impossible to carry on the ordinary business of Hunter's Glen, or taking any action in contravention of the Hunter's Glen Partnership Agreement without the consent of all the partners.

31. Article VII, Section 7.1(g) of the Hunter's Glen Partnership Agreement provides that "[t]he Partnership Interest of any individual General Partner who . . . becomes Incapacitated . . . shall automatically be converted to a Limited Partner's Partnership Interest as contemplated by Section 153.158 of the TBOC[.]"

32. Under Section 2.1 of the Hunter's Glen Partnership Agreement, a General Partner is "Incapacitated" if "(i) a determination of his or her incapacity has been made by a court of competent jurisdiction or (ii) the Partnership has received affidavits from two (2) medical doctors, one of which is such individual's personal physician, stating that, in the doctor's opinion, such Person is incapacitated and unable to manage his or her financial affairs without assistance."

33. In the event of Gerald J. Ford's incapacitation, his 0.936% interest as a general partner in Hunter's Glen shall be automatically converted to a limited partnership interest, leaving FDC as the only general partner of Hunter's Glen.

Rio Hondo

34. Rio Hondo Land & Cattle Company, L.P. ("Rio Hondo") is a limited partnership through which the family holds a working ranch. Rio Hondo has well over $5,000,000.00 in assets under its control, and the rights at issue with respect to control over Rio Hondo exceed $5,000,000.00 in value.

35. Rio Hondo Land & Cattle Company, which is 100% owned by Gerald J. Ford, holds an approximately 33% interest in Rio Hondo as a limited partner. Hunter's Glen holds an approximately 67% interest in Rio Hondo as a limited partner. As a result of Hunter's Glen's majority ownership, the economic interests in Rio Hondo largely belong to the First Family.

36. The only general partner of Rio Hondo is Rio Hondo Land & Cattle Company GP, LLC ("Rio Hondo GP"). Rio Hondo GP holds a 0% interest in Rio Hondo as a general partner. Gerald J. Ford owns 100% of Rio Hondo GP. Rio Hondo GP's primary asset is its interest as a general partner in Rio Hondo. Gary M. Shultz is an officer of Rio Hondo GP and Rio Hondo.

37. As the general partner of Rio Hondo, Rio Hondo GP has control over its management, operations, business, and affairs subject to certain limitations.

38. As the general partner, Rio Hondo GP is obligated to "manage and control [Rio Hondo] and its business affairs in accordance with the standards of the

industry" and to "use reasonable, good faith efforts to carry out the business of [Rio Hondo]."

Diamond A Financial

39. Diamond A Financial, L.P. ("DAF") is a limited partnership that holds investments. DAF has well over $5,000,000.00 in assets under its control, and the rights at issue with respect to control over DAF exceed $5,000,000.00 in value. DAF's primary asset is its ownership of stock in Hilltop Holdings Inc., a publicly traded Dallas-based financial holding company. Hilltop Holdings Inc.'s Chairman of the Board, President and CEO is Jeremy Ford.

40. DAF was formed out of assets contributed by Hunter's Glen to serve as a bank holding company. The original Agreement of Limited Partnership of Diamond A Financial, L.P. (the "Original DAF Partnership Agreement"), dated June 5, 2007, mirrored the Hunter's Glen Partnership Agreement.

41. The members of the First Family hold 98% of the interests in DAF as limited partners, through Plaintiffs 2009 Ford Daughters' Trust and 2009 Hunter's Glen/Ford Trust. These trusts mirror the 2004 Ford Daughters' Trust and Hunter's Glen/Ford Trust, respectively.

42. Under the Original DAF Partnership Agreement, Gerald J. Ford and Ford Diamond III Corporation, which is 100% owned by Gerald J. Ford, were the

two general partners of DAF, each with a 1% interest. This structure mirrors the structure of Hunter's Glen.

43. The Original DAF Partnership Agreement was amended in January 2009, and made effective December 31, 2008. Under the Amended and Restated Agreement of Limited Partnership of Diamond A Financial, L.P. (the "DAF Amended Partnership Agreement"), Gerald J. Ford was the sole general partner of DAF, with a 1% interest. Ford Diamond III Corporation's original 1% general partnership interest also was converted to a 1% limited partner interest, with the remaining 98% interest held in equal proportions by Plaintiffs 2009 Ford Daughters' Trust and 2009 Hunter's Glen/Ford Trust.

44. In 2010, Ford Diamond III Corporation's 1% limited partner interest was transferred to Gerald J. Ford.

45. Under the DAF Amended Partnership Agreement, the general partner has control over the management, operation, business, and affairs of DAF subject to certain limitations.

46. Under Section 7.4 of the DAF Amended Partnership Agreement, the general partner of DAF expressly owes a fiduciary duty to all other partners and to the partnership for "safekeeping and use" of all of DAF's property. The general partner is expressly prohibited from employing DAF's property "in any manner except for the benefit of [DAF]." Under Sections 7.1(e) and 7.2, the general partner

also is prohibited from amending the DAF Amended Partnership Agreement, selling all the assets of DAF, disposing of the goodwill of DAF's business, doing any act that would make it impossible to carry on the ordinary business of DAF, or taking any action in contravention of the DAF Amended Partnership Agreement without the consent of all the partners.

47. The DAF Amended Partnership Agreement also created certain payment rights to Gerald J. Ford during his life which did not exist under the Original DAF Partnership Agreement. The DAF Amended Partnership Agreement created payment rights during Gerald J. Ford's life in the form of (i) the Ford Profits Interest, and (ii) a contractual distribution right. However, upon the death of Gerald J. Ford, both "shall automatically terminate, and the estate of [Gerald] Ford shall not be entitled to any distributions . . . subsequent to [Gerald] Ford's death . . . other than distributions with respect to Profits that accrued to the Ford Profits Interest and Section 5.1(b)(iv) prior to [Gerald] Ford's death and have not yet been distributed to him."

48. The decision reflected in the DAF Amended Partnership Agreement not to extend ongoing payment rights to Gerald J. Ford's estate after his death was an informed and intentional part of Gerald J. Ford's estate planning, designed to ensure an orderly transition of leadership to Jeremy Ford and to prevent the commingling of assets.

49. Following Gerald J. Ford's traumatic brain injury, Gary M. Shultz in October 2017 purported to consent on behalf of the limited partners, including Plaintiffs 2009 Ford Daughters' Trust and 2009 Hunter's Glen/Ford Trust, to the substitution of Diamond HTH Stock Company, LP ("Diamond HTH LP") as general partner of DAF, replacing Gerald J. Ford. Mr. Shultz represents himself as the CFO and COO of Gerald J. Ford's family office and is the former trustee for the trusts through which the First Family holds their interests in the family businesses. In recent years as Gerald J. Ford's health has deteriorated, Mr. Shultz has played a central role in managing Gerald J. Ford's financial affairs, purporting to act on Gerald J. Ford's behalf.

50. Diamond HTH LP's only known asset is its 1% interest as a general partner in DAF. The limited partner interests in Diamond HTH LP are currently owned by Gerald J. Ford.

51. The general partner of Diamond HTH LP is Diamond HTH Stock Company GP, LLC ("Diamond HTH GP"). Under the Company Agreement of Diamond HTH Stock Company GP, LLC, dated August 11, 2017 (the "Diamond HTH GP Company Agreement"), the business and affairs of Diamond HTH GP are

under the control of its Manager, Gerald J. Ford, and it is owned by its sole Member, Gerald J. Ford.[1]

52. Under Section 3.4 of the Diamond HTH GP Company Agreement, the Manager may be removed for "Cause," which means "the Disability of the Manager[.]" The Agreement defines "Disability" as follows:

> "such Manager because of a physical or mental illness is incapable of performing the Manager's essential job duties, with or without reasonable accommodation, with the Company or any subsidiary, for (i) a continuous period of ninety (90) days and remains so incapable at the end of such ninety (90) day period or (ii) periods amounting in the aggregate to one hundred and eighty (180) days within any one period of three hundred and sixty-five (365) days and remains so incapable at the end of such aggregate period of one hundred and eighty (180) days."

53. Under Section 3.3 of the Diamond HTH GP Company Agreement, upon Gerald J. Ford's death, resignation, or removal for Cause, Jeremy Ford shall automatically be appointed as the Manager of Diamond HTH GP.

Ford Family Investment, LP

54. Ford Family Investment, LP ("FFI") is a limited partnership through which the family holds investment interests. FFI was originally named Diamond A Financial Fund, L.P. (not to be confused with Diamond A Financial, L.P., which was previously defined as "DAF").

[1] Under the Diamond HTH GP Company Agreement, the Turtle Creek Revocable Trust is the sole Member of Diamond HTH GP. However, on April 30, 2018, the Turtle Creek Revocable Trust transferred ownership of Diamond HTH GP to Gerald J. Ford.

55. Ford Sons' Financial Trust and Ford Daughters' Financial Trust each hold a 49% interest in FFI as limited partners. As a result, the economic interests in FFI largely belong to the First Family.

56. Gerald J. Ford is the Trustee of 2011 TCRT, the only general partner of Ford Family Investment, LP ("FFI GP"), which holds a 2% interest in FFI as a general partner.

57. As the general partner of FFI, FFI GP has control over its management, operations, business, and affairs subject to certain limitations.

58. As the general partner, FFI GP is obligated to "manage and control [FFI] and its business affairs in accordance with the standards of the industry" and to "use reasonable, good faith efforts to carry out the business of [FFI]."

Gerald J. Ford's Plan to Transition the First Family Partnerships in the Event of His Incapacitation

59. Nearly two decades ago, to ensure an orderly succession in leadership for the family's various assets and ventures, Gerald J. Ford entered into three irrevocable agreements (the "Buy-Sell Agreements") intended to transfer control over various entities to his son, Jeremy Ford, upon Gerald J. Ford's disability or death.

The FDC Buy-Sell Agreement

60. In August 2008, Gerald J. Ford and Jeremy Ford executed the FDC Buy-Sell Agreement. Under that agreement, Gerald J. Ford granted Jeremy Ford an

option to purchase all of Gerald J. Ford's shares in FDC. FDC is a general partner of Hunter's Glen. The option is triggered in the event of Gerald J. Ford's disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations thereunder.

61. Under Section 22(e)(3), "an individual is permanently and totally disabled if he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months."

62. Pursuant to the FDC Buy-Sell Agreement, evidence of Gerald J. Ford's disability "shall be certified by a physician acceptable to both Jeremy Ford and Gerald J. Ford (or his personal representative)." In the event that Jeremy Ford and Gerald J. Ford do not "agree on the choice of a physician," "each shall select one physician who, in turn, shall select a third physician to render such certification." Under the FDC Buy-Sell Agreement, Gerald J. Ford agreed to "submit to any examinations that are reasonably required" to determine whether he meets the definition for disability under Section 22(e)(3) of the Internal Revenue Code.

63. To ensure that control of FDC stays within the First Family upon Gerald J. Ford's death or disability, Section 12 of the FDC Buy-Sell Agreement states that

"Jeremy Ford may not transfer his rights under th[e] Agreement in any manner" and that it "shall automatically terminate upon the death of Jeremy Ford."

The Rio Hondo Buy-Sell Agreement

64. In August 2008, Gerald J. Ford and Jeremy Ford executed the Rio Hondo Buy-Sell Agreement. Under that agreement, Gerald J. Ford granted Jeremy Ford an option to purchase all of Gerald J. Ford's membership interest in Rio Hondo GP (which is the general partner of Rio Hondo). As with the FDC Buy-Sell Agreement, Jeremy Ford's option under the Rio Hondo Buy-Sell Agreement is triggered in the event of Gerald J. Ford's disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations thereunder.

65. Pursuant to the Rio Hondo Buy-Sell Agreement, evidence of Gerald J. Ford's disability "shall be certified by a physician acceptable to both Jeremy Ford and Gerald J. Ford (or his personal representative)." In the event that Jeremy Ford and Gerald J. Ford do not "agree on the choice of a physician," "each shall select one physician who, in turn, shall select a third physician to render such certification." Under the Rio Hondo Buy-Sell Agreement, Gerald J. Ford agreed to "submit to any examinations that are reasonably required" to determine whether he meets the definition for disability under Section 22(e)(3) of the Internal Revenue Code.

66. Like the FDC Buy-Sell Agreement, Section 12 of the Rio Hondo Buy-Sell Agreement ensures that the First Family retains control of Rio Hondo by providing that "Jeremy Ford may not transfer his rights under th[e] Agreement in any manner" and that it "shall automatically terminate upon the death of Jeremy Ford."

The DAF Buy-Sell Agreement

67. In January 2009, Gerald J. Ford and Jeremy Ford entered into the DAF Buy-Sell Agreement, effective December 31, 2008. Under that agreement, Gerald J. Ford granted Jeremy Ford an option to purchase Gerald J. Ford's 1% general partner interest to transfer control of DAF. The agreement contains the same "Disability" provisions as the FDC and Rio Hondo Buy-Sell Agreements.

68. As with the FDC and Rio Hondo Buy-Sell Agreements, Section 12 of the DAF Buy-Sell Agreement states that "Jeremy Ford may not transfer his rights under th[e] Agreement in any manner" and that it "shall automatically terminate upon the death of Jeremy Ford."

69. The DAF Buy-Sell Agreement is designed to give Jeremy Ford a call right in the event Gerald J. Ford resigns as general partner, becomes totally disabled, or dies. Gerald J. Ford's selection of Jeremy Ford to control DAF made sense because DAF's primary asset is an investment in Hilltop Holdings Inc. For over fifteen years, that asset has significantly appreciated in value because of Jeremy

Ford's hard work and leadership as CEO of Hilltop Holdings Inc. and its subsidiary PlainsCapital Bank.

70. The DAF Amended Partnership Agreement both acknowledged that the DAF Buy-Sell Agreement was operative and incorporated it by reference. Section 9.10 of the DAF Amended Partnership Agreement states that "[n]otwithstanding anything in this Agreement to the contrary, the Partnership Interest of Gerald J. Ford shall be repurchased by Jeremy Ford on the terms and conditions set forth in the Buy-Sell Agreement by and between Gerald J. Ford and Jeremy Ford, dated December 31, 2008[.]" (emphasis added). In addition, the DAF Amended Partnership Agreement included a provision for "Replacement of a General Partner," which specified a procedure for replacing a general partner who resigns or becomes incapacitated if "there is not at least one General Partner remaining, and Jeremy Ford does not become a new General Partner in accordance with [the DAF] Buy-Sell Agreement." (emphasis added).

71. The DAF Buy-Sell Agreement also includes a "Binding Effect" provision, which states: "This Agreement shall be binding on Gerald J. Ford, his distributees, heirs, legal representatives, trustees, executors, administrators, and assigns. In addition, no person or entity shall be permitted to acquire any Interest from Gerald J. Ford without first executing this Agreement agreeing to be bound by the provisions of this Agreement." Under this provision, even if the purported 2017

assignment of Gerald J. Ford's general partner interest in DAF to Diamond HTH LP was valid, Diamond HTH LP remains bound by the DAF Buy-Sell Agreement and subject to Jeremy Ford's rights under that agreement.

Gerald J. Ford's Traumatic Brain Injury and Subsequent Cognitive Decline

72. In 2017, Gerald J. Ford suffered a traumatic brain injury as a result of a fall. This injury, combined with Gerald J. Ford's subsequent cognitive decline, has impaired his ability to perform his duties in connection with the family's various business entities.

73. Gerald J. Ford's mental condition has continued to deteriorate, and he suffers from dementia. He is no longer able to live independently and has lost the capacity to perform his business duties. Gerald J. Ford's condition has been devastating to his children, who have been by his side during each hospitalization. His failing health and diminished mental condition are widely known in the office and the community and have allowed others to exploit this tragic situation.

74. Gerald J. Ford continues to control the family partnerships on paper, but his condition leaves him susceptible to manipulation and places the First Family's interests at grave risk of abuse or mismanagement. Plaintiffs' interests in the family partnerships are in danger of being diminished or otherwise harmed. Recent examples illustrate how those acting outside their authority or claiming to act on Gerald J. Ford's behalf have misappropriated resources from the family

partnerships, including (i) making an invalid $5,000,000.00 out-of-market loan, purportedly on behalf of Gerald J. Ford; (ii) paying year-end bonuses and increased salaries for the family office employees without Gerald J. Ford's consent; and (iii) paying for Gary M. Shultz's personal Dallas Cowboys season tickets through a family partnership, despite objection from the limited partners.

75. Other examples of Gary M. Shultz and Kelli O. Ford manipulating Gerald J. Ford are all too common. For example, they have recently asserted that Gerald J. Ford executed a statutory durable power of attorney in October 2024, giving Gary M. Shultz (and following his resignation, Kelli O. Ford) broad power over Gerald J. Ford's financial affairs. But Gerald J. Ford was incapacitated and incapable of executing a general power of attorney in October 2024. Nor would that power of attorney allow Gary M. Shultz and Kelli O. Ford to exercise fiduciary powers they have claimed on behalf of Gerald J. Ford.

The Efforts by Those Surrounding Gerald J. Ford to Obstruct His Obligations Under the Buy-Sell Agreements and Partnership Agreements

76. Because Gerald J. Ford's condition has left the family businesses vulnerable to abuse and mismanagement by those around him, Jeremy Ford has taken steps to initiate the leadership transitions contemplated in the partnership agreements and Buy-Sell Agreements.

77. On April 4, 2025, Jeremy Ford, through counsel, provided notice to Gerald J. Ford's counsel that he is exercising his call options triggered by Gerald J. Ford's disability in the Buy-Sell Agreements, because Gerald J. Ford meets the definition of disabled under those agreements. Jeremy Ford also provided notice that Gerald J. Ford is incapacitated under the Hunter's Glen Partnership Agreement and disabled under the Diamond HTH GP Company Agreement. In addition, under the Hunter's Glen Partnership Agreement, Gerald J. Ford's incapacity automatically converts his general partnership interest into a limited partnership interest, leaving FDC as the sole general partner of Hunter's Glen.

78. On April 14, 2025, Gerald J. Ford's counsel denied that Gerald J. Ford is incapacitated and disabled under the relevant agreements. Gerald J. Ford, under the influence of others who stand to benefit from his continued management of the family businesses, refused to honor the Buy-Sell Agreements and incapacity provisions in the relevant agreements. Gerald J. Ford and Diamond HTH LP also refused to recognize the validity of the DAF Buy-Sell Agreement and Jeremy Ford's rights under that agreement.

79. Despite clear language in the Buy-Sell Agreements requiring medical examinations to determine Gerald J. Ford's condition, on April 17, 2025, counsel purporting to represent Gerald J. Ford stated: "I am not . . . submitting Jerry for an exam."

The Purported 2023 Diamond HTH GP Amendment

80. After apparently realizing that Gerald J. Ford's condition had deteriorated to such an extent that he would be removable for "Cause" as manager of Diamond HTH GP, Gerald J. Ford's counsel unearthed a document purporting to be an Amended and Restated Company Agreement of Diamond HTH GP ("Purported 2023 Diamond HTH GP Amendment"), dated July 20, 2023, allegedly signed by Gerald J. Ford. This new company agreement—previously undisclosed—removed the "Cause" definition and removed Jeremy Ford as the successor manager, contravening Gerald J. Ford's longstanding intention that Jeremy Ford would lead the family's business ventures upon Gerald J. Ford's disability or death. Despite that same counsel having provided a supposedly full set of Gerald J. Ford's documents to counsel for Jordan Ford in December 2023, just a few months after the new amendment was purportedly executed, the Purported 2023 Diamond HTH GP Amendment, dated July 20, 2023, had never been produced before April 2025.

81. Gerald J. Ford's dementia and cognitive decline rendered him incapacitated and disabled at the time he purportedly executed the newly discovered Purported 2023 Diamond HTH GP Amendment. As a result of his condition, Gerald J. Ford lacked capacity to enter into binding legal agreements in July 2023. The purported 2023 amendment is therefore invalid. The amendment runs afoul of the DAF Amended Partnership Agreement, which requires unanimous consent of the

partners for all "Major Decisions," including any "act in contravention of" the DAF Amended Partnership Agreement. Furthermore, the Purported 2023 Diamond HTH GP Amendment's putative effect is to give Gary M. Shultz de facto control over DAF upon Gerald J. Ford's disability, instead of Jeremy Ford as Gerald J. Ford had intended.

In Response to the Original Petition, Defendants State Their Intention to Substantially Liquidate DAF's Assets

82. After Plaintiffs filed their Original Petition in this Court on July 1, 2025, Defendants began pursuing a last-ditch effort to enrich themselves at the expense of the family partnerships by substantially liquidating DAF assets, a scheme orchestrated using DAF's general partner (Diamond HTH LP). Such a sale—though catastrophic for the partnership as a whole and the limited partners in particular—would financially benefit Gerald J. Ford's current wife, Kelli O. Ford.

83. The timing of the potential sale reveals the general partner's illicit motive. Since the establishment of the partnership, everyone has planned for DAF to hold its investments, including its Hilltop Holdings Inc. stock, for long-term growth. For example, Section 3.1 of the DAF Amended Partnership Agreement describes "an investment policy . . . that encourages investments primarily for the growth of the value of the assets of the Partnership, and not the distribution of current income."

84. But Kelli O. Ford recently learned that a quick sale of assets held by DAF would benefit her financially. If the general partner forces a sale during Gerald J. Ford's lifetime, then he could receive 20% of the sale proceeds off the top before pro rata distributions to all partners under the payment rights created by the DAF Amended Partnership Agreement.

85. But if there is no sale during Gerald J. Ford's lifetime, then his estate would not receive that contractual share of any future sale proceeds. Under Section 7.1(g) of the DAF Amended Partnership Agreement, the payment rights "automatically terminate" "on the death of [Gerald] Ford," and "the estate of Ford shall not be entitled to any distributions" except relating to proceeds that accrued "prior to [Gerald] Ford's death."

86. Although the termination-on-death provision is clear on its face, Defendants' counsel claimed the First Family's decision to stand on its plain text was "unexpected." In the lawyer's words, not receiving "21.6% of the Hilltop stock" would be "a huge economic problem for [Gerald J. Ford]" and "drives the need for [Gerald J. Ford] to sell the stock held by Diamond A Financial."

87. Thus, it is clear: The proposed sale is intended "to solve" that "economic problem for [Gerald J. Ford]," not serve the interests of the partnership as a whole, much less the interests of the limited partners.

88. Defendants' actions in connection with the anticipated sale of Hilltop stock would injure Plaintiffs in many ways. A sale would reduce the proceeds available for pro rata distributions to the limited partners, trigger negative tax consequences for the partnership, and divest Jeremy Ford of his right to control DAF's assets as contemplated under the DAF Buy-Sell Agreement. In addition, Defendants' actions have harmed DAF in nonmonetary ways, including through business disruptions and loss of goodwill.

89. DAF's general partner, Diamond HTH LP, has only one asset: its 1% partnership interest in DAF. Accordingly, Diamond HTH LP could not compensate DAF's limited partners for these injuries.

90. Diamond HTH LP's sale of DAF's shares in Hilltop Holdings Inc. is imminent. Defendants Gerald J. Ford, DAF, Diamond HTH LP, Diamond HTH GP, and Gerald J. Ford as Trustee of Turtle Creek Revocable Trust signed and publicly filed with the U.S. Securities and Exchange Commission a Schedule 13D amendment stating that they "intend to sell some or substantially all the shares of [Hilltop Holdings Inc.] Common Stock beneficially owned by them from time to time as they determine appropriate, subject to compliance with applicable law and Hilltop's charter." The Schedule 13D amendment further states that any such sale "may be made by each Reporting Person, at any time and from time to time, without

prior notice, in open market transactions (including, without limitation, under Rule 144), in privately negotiated transactions or otherwise."

91. On July 9, 2025, Plaintiffs' counsel sent a letter to Defendants' counsel, providing notice that unless Defendants agreed not to engage in the threatened sale, Plaintiffs would seek emergency relief in this Court to protect their rights. Later that day, Defendants' counsel confirmed that the DAF assets at issue would not be sold for the next seven days.

92. On July 16, 2025, the parties filed an executed Rule 11 agreement, through which Defendants agreed (among other things) not to sell DAF's shares in Hilltop Holdings Inc. prior to the expiration of five business days after this Court holds a hearing on Plaintiffs' then-forthcoming Application for Temporary Injunction.

93. Plaintiffs filed their Application for Temporary Injunction on August 1, 2025. The Rule 11 agreement maintaining the status quo and prohibiting the sale of DAF's shares in Hilltop Holdings Inc. remains in effect.

The Parties Attempt to Negotiate a Settlement Agreement, but Defendants' Bad Faith Makes a Deal Impossible

94. On August 6, 2025, the parties executed a term sheet (the "Term Sheet") that "memorialize[d] the anticipated terms, subject to final agreement, documentation, and memorialization, of a settlement agreement." The parties agreed "to work in good faith to agree to and execute a final and complete settlement

agreement by August 28, 2025, that is consistent with the terms of" the Term Sheet. After the parties reported "an agreement in principle," the Court stayed all pending deadlines so the parties could "finalize settlement and prepare settlement documents."

95. The parties never executed a final and complete settlement agreement.

96. Negotiations over definitive documents broke down. The parties disagreed about issues not specified in the Term Sheet. Plaintiffs identified six gating issues in a letter dated November 17, 2025, including Defendants' demand that Plaintiffs release all claims concerning control of the family partnerships before obtaining or being assured of that control, and Defendants' refusal to give enforceable representations about the partnerships' past and current affairs. Defendants instead proposed that Plaintiffs satisfy themselves through due diligence. The parties never resolved these issues.

97. Diligence deepened the parties' disputes rather than resolving them. After the Term Sheet was signed, Defendants disclosed the purported existence of an Amended and Restated Agreement of Limited Partnership of Diamond A Financial Fund, L.P., which materially altered the parties' economic interests in Ford Family Investment, LP. Defendants produced no contemporaneous documentation of its execution. Diligence further revealed distributions to FFI's general partner without corresponding distributions to its limited partners, costing Plaintiffs

approximately $20 million, and more than a hundred modifications and deletions to decades-old accounting journal entries. Defendants made these changes after Plaintiffs sought diligence access to those records.

98. In June 2026, Plaintiffs proposed a new term sheet reflecting updated valuations and information learned in diligence, together with a letter explaining the proposed provisions. Defendants did not offer a redline, an issues list, or any substantive response. They took the position that the August 2025 Term Sheet was itself a sufficiently final and enforceable contract, and moved to lift the stay.

99. The Court lifted the stay on July 17, 2026.

First Cause of Action:
Declaratory Judgment Regarding Gerald J. Ford's Disability and Incapacitation

100. The material facts alleged above are incorporated by reference.

101. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

102. As described above, Gerald J. Ford suffered a traumatic brain injury in 2017 and has subsequently experienced additional cognitive deterioration. He

suffers from dementia and is no longer capable of fulfilling his management obligations in the family businesses.

103. As described above, the Buy-Sell Agreements are triggered by Gerald J. Ford's "Disability," defined in the agreements as being "unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months."

104. Gerald J. Ford's dementia and ongoing cognitive decline have impaired his mental functioning to the extent that he is currently unable to engage in any substantial gainful activity. His dementia and related health issues are persistent and worsening and can be expected to last for the remainder of his life.

105. Accordingly, Jeremy Ford seeks a declaration from this Court that Gerald J. Ford's condition meets the definition of "Disability" under the FDC Buy-Sell Agreement, Rio Hondo Buy-Sell Agreement, and DAF Buy-Sell Agreement. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

106. As described above, under the Diamond HTH GP Company Agreement, Gerald J. Ford is removable as Manager for "Cause," which includes the disability of the Manager. The agreement defines a Manager's "Disability" as being "incapable of performing the Manager's essential job duties, with or without

reasonable accommodation, with the Company or any subsidiary, for (i) a continuous period of ninety (90) days and remain[ing] so incapable at the end of such ninety (90) day period or (ii) periods amounting in the aggregate to one hundred and eighty (180) days within any one period of three hundred and sixty-five (365) days and remain[ing] so incapable at the end of such aggregate period of one hundred and eighty (180) days."

107. Gerald J. Ford's dementia and ongoing cognitive decline have rendered him incapable of performing his essential job duties as Manager of Diamond HTH GP. He has been incapable of performing his duties as Manager due to his dementia and cognitive decline both for 90 consecutive days and for more than 180 days during the past 365 days, and he remains incapable of performing his duties as Manager.

108. Accordingly, Plaintiffs seek a declaration from this Court that Gerald J. Ford is removable for Cause under the Diamond HTH GP Company Agreement because his condition meets the definition of "Disability" under the agreement and that the Purported 2023 Diamond HTH GP Amendment is invalid. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

109. As described above, Article VII, Section 7.1(g) of the Hunter's Glen Partnership Agreement provides that "[t]he Partnership Interest of any [individual]

General Partner who . . . becomes Incapacitated . . . shall automatically be converted to a Limited Partner's Partnership Interest[.]"

110. Under Section 2.1 of the Hunter's Glen Partnership Agreement, a General Partner is "Incapacitated" if "(i) a determination of his or her incapacity has been made by a court of competent jurisdiction or (ii) the Partnership has received affidavits from two (2) medical doctors, one of which is such individual's personal physician, stating that, in the doctor's opinion, such Person is incapacitated and unable to manage his or her financial affairs without assistance."

111. Gerald J. Ford's dementia and ongoing cognitive decline have left him incapacitated and unable to handle his financial affairs, including his duties as General Partner of Hunter's Glen, without assistance.

112. Accordingly, Plaintiffs seek a declaration from this Court that Gerald J. Ford is incapacitated within the meaning of the Hunter's Glen Partnership Agreement. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

Second Cause of Action:
Declaratory Judgment Regarding Validity of the DAF Buy-Sell Agreement

113. The material facts alleged above are incorporated by reference.

114. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity

arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

115. Plaintiffs seek a declaration from this Court that the DAF Buy-Sell Agreement described above is valid and enforceable. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

116. In January 2009, when the First Family and Gerald J. Ford were finalizing the DAF Amended Partnership Agreement, Gerald J. Ford and Jeremy Ford entered into the DAF Buy-Sell Agreement, as described above. The DAF Buy-Sell Agreement adopted the same "Disability" provisions as the FDC and Rio Hondo Buy-Sell Agreements. The DAF Buy-Sell Agreement also includes a "Binding Effect" provision, which states: "This Agreement shall be binding on Gerald J. Ford, his distributees, heirs, legal representatives, trustees, executors, administrators, and assigns. In addition, no person or entity shall be permitted to acquire any Interest from Gerald J. Ford without first executing this Agreement agreeing to be bound by the provisions of this Agreement."

117. The DAF Amended Partnership Agreement incorporated the DAF Buy-Sell Agreement by reference and acknowledged that the DAF Buy-Sell Agreement would result in Jeremy Ford becoming general partner upon Gerald J. Ford's

incapacitation. Section 9.10 of the DAF Amended Partnership Agreement states that "[n]otwithstanding anything in this Agreement to the contrary, the Partnership Interest of Gerald J. Ford shall be repurchased by Jeremy Ford on the terms and conditions set forth in the Buy-Sell Agreement by and between Gerald J. Ford and Jeremy Ford, dated December 31, 2008[.]" (emphasis added). In addition, the DAF Amended Partnership Agreement included a provision for "Replacement of a General Partner," which specified a procedure for replacing a general partner who resigns or becomes incapacitated if "there is not at least one General Partner remaining, and Jeremy Ford does not become a new General Partner in accordance with [the DAF] Buy-Sell Agreement." (emphasis added).

118. Under the Binding Effect provision in the DAF Buy-Sell Agreement, Gerald J. Ford's assigns are bound by the agreement. If the purported 2017 assignment of Gerald J. Ford's general partner interest in DAF to Diamond HTH LP was valid, Diamond HTH LP remains bound by the DAF Buy-Sell Agreement and subject to Jeremy Ford's rights under that agreement.

119. Accordingly, Plaintiff Jeremy Ford seeks a declaration from this Court that the DAF Buy-Sell Agreement is valid and enforceable and binding on Gerald J. Ford's assigns, including Diamond HTH LP to the extent that Gerald J. Ford validly assigned his general partner interest in DAF to Diamond HTH LP. A real and

justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

Third Cause of Action:
Declaratory Judgment Regarding Invalidity of the Purported 2023 Diamond HTH GP Amendment

120. The material facts alleged above are incorporated by reference.

121. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

122. On April 14, 2025, counsel for Gerald J. Ford produced a document purporting to be an Amended and Restated Company Agreement of Diamond HTH GP, dated July 20, 2023, and allegedly signed by Gerald J. Ford. This new company agreement removed the "Cause" definition and removed Jeremy Ford as the successor manager. Despite that same counsel having provided a full set of Gerald J. Ford's documents to James Howard as counsel for Jordan Ford in December 2023, just a few months after the new amendment was purportedly executed, the Purported 2023 Diamond HTH GP Amendment, dated July 20, 2023, had never before been produced.

123. Because of his dementia and cognitive decline, Gerald J. Ford lacked legal capacity to execute legal documents on or around July 20, 2023. The Purported 2023 Diamond HTH GP Amendment, dated July 20, 2023, lacks legal force.

124. Furthermore, the Purported 2023 Diamond HTH GP Amendment is in contravention of the DAF Amended Partnership Agreement.

125. Accordingly, Plaintiffs seek a declaration from this Court that the Purported 2023 Diamond HTH GP Amendment is null and void. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

Fourth Cause of Action:
Declaratory Judgment Regarding the Ford Profits Interest and Gerald J. Ford's Contractual Distribution Right Under the DAF Amended Partnership Agreement

126. The material facts alleged above are incorporated by reference.

127. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

128. The DAF Amended Partnership Agreement created certain payment rights to Gerald J. Ford during his life in the form of (i) the Ford Profits Interest, and (ii) a contractual distribution right. However, upon the death of Gerald J. Ford, both

"shall automatically terminate, and the estate of [Gerald] Ford shall not be entitled to any distributions . . . subsequent to [Gerald] Ford's death . . . other than distributions with respect to Profits that accrued to the Ford Profits Interest and Section 5.1(b)(iv) prior to [Gerald] Ford's death and have not yet been distributed to him."

129. The decision reflected in the DAF Amended Partnership Agreement not to extend ongoing payment rights to Gerald J. Ford's estate after his death was an informed and intentional part of Gerald J. Ford's estate planning, designed to ensure an orderly transition of leadership to Jeremy Ford and to prevent the commingling of assets.

130. Accordingly, Plaintiffs seek a declaration from this Court that upon Gerald J. Ford's death, neither he nor his estate will have any right to continued payment of (1) the Ford Profits Interest under the DAF Amended Partnership Agreement, or (2) the contractual distribution right under the DAF Amended Partnership Agreement if no partnership assets have been sold prior to his death. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

Fifth Cause of Action:
Declaratory Judgment and Injunctive Relief Regarding Diamond HTH LP's Threatened Sale of DAF Assets in Breach of its Fiduciary Duties to Limited Partners in DAF

131. The material facts alleged above are incorporated by reference.

132. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

133. Diamond HTH LP (as general partner of DAF) owes fiduciary duties to all other partners, including under the DAF Amended Partnership Agreement, the Texas Business Organizations Code, and common law. Among other things, Diamond HTH LP is prohibited from employing DAF's property "in any manner except for the benefit of [DAF]."

134. Diamond HTH LP, as general partner, is threatening to sell assets held by DAF in order to benefit Gerald J. Ford and his estate at the expense of the limited partners in DAF.

135. If Diamond HTH LP proceeds with this threatened sale, it would constitute a breach of its fiduciary duties to all the other partners in DAF.

136. Accordingly, Plaintiffs seek a declaration from this Court that the threatened sale of DAF assets would breach Diamond HTH LP's fiduciary duties. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

137. Plaintiffs also seek injunctive relief to prevent the threatened sale.

Sixth Cause of Action:
Declaratory Judgment and Injunctive Relief Regarding Diamond HTH LP's Threatened Sale of DAF Assets in Breach of its Duty of Care to Limited Partners in DAF

138. The material facts alleged above are incorporated by reference.

139. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

140. Diamond HTH LP (as general partner of DAF) owes fiduciary duties to all other partners, including under the DAF Amended Partnership Agreement, the Texas Business Organizations Code, and common law. Among other things, the general partner owes a duty of care to the other partners.

141. Diamond HTH LP, as general partner, is threatening to sell assets held by DAF purportedly at the direction of Gerald J. Ford, who indirectly controls Diamond HTH LP. But Gerald J. Ford is no longer able to exercise ordinary prudence in business transactions because of his current mental state, including his dementia.

142. If Diamond HTH LP proceeds with this threatened sale, it would constitute a breach of its duty of care to all the other partners in DAF.

143. Accordingly, Plaintiffs seek a declaration from this Court that the threatened sale of DAF assets would breach Diamond HTH LP's duty of care. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

144. Plaintiffs also seek injunctive relief to prevent the threatened sale.

Seventh Cause of Action:
Breach of Contract Seeking Specific Performance

145. The material facts alleged above are incorporated by reference.

146. Jeremy Ford has no adequate remedy at law and seeks specific performance of the FDC Buy-Sell Agreement, Rio Hondo Buy-Sell Agreement, DAF Buy-Sell Agreement, DAF Amended Partnership Agreement, and Diamond HTH GP Company Agreement. "Specific performance is an equitable remedy that may be awarded for breach of contract." *Pathfinder Oil & Gas, Inc. v. Great W. Drilling, Ltd.*, 574 S.W.3d 882, 887 (Tex. 2019). Each Buy-Sell Agreement expressly provides that "damages would be an inadequate remedy for breach of this Agreement" and the parties "consequently agree[d]" that the agreements "shall be enforceable by specific performance."

147. Gerald J. Ford and Jeremy Ford entered into valid and enforceable contractual agreements, including the FDC Buy-Sell Agreement, the Rio Hondo Buy-Sell Agreement, the DAF Buy-Sell Agreement, and the DAF Amended Partnership Agreement, for the sale of Gerald J. Ford's ownership interests in FDC

and Rio Hondo GP, and his general partner interest in DAF upon the event of Gerald J. Ford's Disability.

148. In addition, under the Diamond HTH GP Company Agreement, Gerald J. Ford expressly appointed Jeremy Ford his successor manager of Diamond HTH GP upon his Disability.

149. Jeremy Ford performed his obligations under the Buy-Sell Agreements and the DAF Amended Partnership Agreement or has tendered his performance.

150. As the designated successor manager to Diamond HTH GP under the Diamond HTH GP Company Agreement, Jeremy Ford is a third-party beneficiary of that agreement.

151. Gerald J. Ford is in breach of his contractual obligations to Jeremy Ford by failing to sell his interests in FDC, Rio Hondo GP, and DAF to Jeremy Ford and by refusing to undergo a medical examination or select a physician. Such failures constitute breaches of the FDC Buy-Sell Agreement, Rio Hondo Buy-Sell Agreement, DAF Buy-Sell Agreement, and DAF Amended Partnership Agreement.

152. Likewise, Gerald J. Ford is in breach of his obligations under the Diamond HTH GP Company Agreement by failing to step down as Diamond HTH GP's sole manager upon his disability and cause the automatic appointment of Jeremy Ford as manager.

153. Gerald J. Ford's breaches of the Buy-Sell Agreements and the DAF Amended Partnership Agreement, and refusal to step down as manager under the Diamond HTH GP Company Agreement have harmed Jeremy Ford by preventing the transition of control over the family businesses from Gerald J. Ford to Jeremy Ford.

154. Jeremy Ford is ready, willing, and able to perform. The purpose of the Buy-Sell Agreements, the DAF Amended Partnership Agreement, and the Diamond HTH GP Company Agreement is to transfer control and management to Jeremy Ford. Deprivation of rightful control of these entities cannot be remedied with monetary damages. The value, reputation, and goodwill of FDC (and Hunter's Glen), Rio Hondo GP (and Rio Hondo), DAF, and Diamond HTH GP (and Diamond HTH LP) are at risk due to inadequate management, and Plaintiffs cannot be fully compensated through the legal remedy of monetary damages.

**Eighth Cause of Action:
Kelli O. Ford's Knowing Participation in Breach of Fiduciary Duty and, in the Alternative, Aiding and Abetting Breach of Fiduciary Duty**

155. The material facts alleged above are incorporated by reference.

156. Gerald J. Ford owns or controls each of the defendant entities, directly or indirectly.

157. Gerald J. Ford, individually and as Trustee of FFI GP, FDC, Rio Hondo GP, and Diamond HTH LP owe fiduciary duties to all other partners, including

Plaintiffs, under the governing partnership agreements, the Texas Business Organizations Code, and common law. Among other things, general partners owe duties of care and loyalty to the other partners.

158. Defendant entities, as general partners, have taken and are threatening to take harmful actions purportedly at the direction of Gerald J. Ford. But Gerald J. Ford is no longer able to exercise ordinary prudence in business transactions because of his current mental state, including his dementia. Specifically, Diamond HTH LP is threatening to sell assets held by DAF.

159. The proposed sale would constitute a breach of their duties of care and loyalty to the Plaintiffs.

160. Hunter's Glen, Rio Hondo, and DAF, through their general partners, have refused to honor the transition of control over the family businesses from Gerald J. Ford to Jeremy Ford in violation of the duty of care owed to Plaintiffs.

161. Defendants' refusal has caused, and will continue to cause, the family partnerships to be controlled and managed, directly or indirectly, by a person without mental capacity to do so.

162. Defendants' refusal to honor the transition of control to a person with mental capacity to control and manage the businesses constitutes a breach of the duty of care to the Plaintiffs.

163. Gerald J. Ford is in breach of his fiduciary obligations by failing to meet the requirements of his controlling partnership and manager roles and preventing the automatic appointment of Jeremy Ford as manager pursuant to the Buy-Sell Agreements.

164. The wasteful spending on luxury assets owned by Hunter's Glen to benefit Kelli O. Ford likewise breaches fiduciary duties. Kelli O. Ford is not a limited partner or otherwise supposed to benefit from assets held by Hunter's Glen.

165. Kelli O. Ford knows of these fiduciary relationships and knows that the conduct described above constitutes a breach of those duties.

166. Kelli O. Ford knowingly participated in the entities' and Gerald J. Ford's breaches, including by purporting to be the holder of Gerald J. Ford's power of attorney and perpetuating the threatened actions and inactions alleged above.

167. Kelli O. Ford knows that Gerald J. Ford is incapacitated and disabled. She has nevertheless maneuvered to keep family business interests under his nominal leadership and her influence.

168. Kelli O. Ford has aided and abetted the entities' and Gerald J. Ford's breaches. She intended to assist the breaching conduct. Plaintiffs plead this claim in the alternative to their claim for knowing participation, and to the extent Texas law recognizes a cause of action for aiding and abetting a breach of fiduciary duty.

169. These breaches have harmed and continue to harm the Plaintiffs. Plaintiffs seek monetary relief, including damages.

170. Plaintiffs seek a declaration from this Court that, regardless of the validity of Kelli O. Ford's power of attorney, her actions to perpetuate the failure to transfer control as well as the threatened disposition of assets in which Plaintiffs hold an interest constitute knowing participation in the entities' and Gerald J. Ford's breach of their fiduciary obligations. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

171. Plaintiffs also seek injunctive relief to prevent Kelli O. Ford from further participating in, aiding, and abetting breaches of fiduciary duty.

Ninth Cause of Action:
Gary M. Shultz's Breach of Fiduciary Duty, Knowing Participation in Breach of Fiduciary Duty, and, in the Alternative, Aiding and Abetting Breach of Fiduciary Duty

172. The material facts alleged above are incorporated by reference.

173. Gary M. Shultz is an officer of Hunter's Glen, its general partner FDC, Rio Hondo, and its general partner Rio Hondo GP. In those roles, Gary M. Shultz owes fiduciary duties to those entities and to Plaintiffs.

174. Gary M. Shultz breached his fiduciary duties to Plaintiffs, who bring these claims directly, by causing violations of the Buy-Sell Agreements and the limited partnership agreements that infringe rights personal to Plaintiffs, and by denying Plaintiffs access to complete and correct books and records.

175. Gary M. Shultz also breached his fiduciary duties, and caused breaches of the fiduciary duties, owed to DAF, Hunter's Glen, and FFI (the "Partnerships") by threatening the sale of assets for an improper purpose, failing to maintain complete and correct books and records, improperly altering books and records, making improper payments and distributions, and engaging in improper and wasteful spending (for example, unauthorized six-figure bonuses and perks like Cowboys tickets for himself). These acts injured the Partnerships by dissipating and devaluing their assets. Plaintiffs, as Trustees of the trusts holding the limited partner interests in the Partnerships, bring these claims derivatively on behalf of the Partnerships.

176. Gary M. Shultz knows of the fiduciary duties owed by Gerald J. Ford, individually and as Trustee of FFI GP, FDC, Rio Hondo GP, and Diamond HTH LP to Plaintiffs.

177. Gary M. Shultz knowingly participated in directing or facilitating partnership transactions while Gerald J. Ford was incapacitated, including the threatened sale of assets, self-serving and improper payments and distributions, improper and wasteful spending, and the failure to transfer control of family partnerships to Jeremy Ford, as well as Gerald J. Ford's breaches by purporting to execute a durable power of attorney and transferring that purported power of attorney to Kelli O. Ford as a means of harming Plaintiffs.

178. Gary M. Shultz knows that Gerald J. Ford is incapacitated and disabled. He has nevertheless maneuvered to keep family business interests under his nominal leadership and his influence.

179. Gary M. Shultz has aided and abetted the entities' and Gerald J. Ford's breaches. He intended to assist the breaching conduct. Plaintiffs plead this claim in the alternative to their claim for knowing participation, and to the extent Texas law recognizes a cause of action for aiding and abetting a breach of fiduciary duty.

180. These breaches have harmed and continue to harm the Plaintiffs and the Partnerships. Plaintiffs seek monetary relief, including damages, on behalf of themselves, and derivatively, on behalf of the Partnerships.

181. Because DAF and Hunter's Glen are closely held limited partnerships, *see supra* ¶¶ 9, 14, the demand requirement of Section 153.403 of the Texas Business Organizations Code does not apply to the derivative claims asserted on their behalf. Tex. Bus. Orgs. Code § 153.413(b). Gary M. Shultz is an officer of the Partnerships.

182. FFI is a Delaware limited partnership. Plaintiffs have not demanded that FFI GP cause FFI to bring the claims asserted derivatively on FFI's behalf because such an effort is not likely to succeed. *See* 6 Del. C. § 17-1001. FFI GP is FFI's sole general partner, and it is not likely to sue Gary M. Shultz. Its Trustee, Gerald J. Ford, is incapacitated; and Gary M. Shultz himself, together with Kelli O. Ford, has

purported to act for Gerald J. Ford and FFI GP under the October 2024 power of attorney and directed and benefited from the conduct challenged here.

183. Plaintiffs seek a declaration from this Court that, regardless of the validity of the purported power of attorney, Gary M. Shultz's actions to perpetuate the failure to transfer control and the threatened disposition of assets in which Plaintiffs hold an interest constitute knowing participation in the entities' and Gerald J. Ford's breach of their fiduciary obligations. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

184. Plaintiffs also seek injunctive relief to prevent Gary M. Shultz from further breaching fiduciary duties as well as participating in, aiding, and abetting breaches of fiduciary duty.

Tenth Cause of Action:
Tortious Interference with Contracts

185. The material facts alleged above are incorporated by reference.

186. Defendants Kelli O. Ford and Gary M. Shultz have tortiously interfered with the multiple contracts providing for Jeremy Ford's replacement of Gerald J. Ford upon his incapacity or disability.

187. The Buy-Sell Agreements are valid contracts.

188. Defendants Kelli O. Ford and Gary M. Shultz knew those contracts existed.

189. Defendants Kelli O. Ford and Gary M. Shultz willfully and intentionally interfered with those contracts. They induced Gerald J. Ford's breach and hindered his performance, including by preventing Gerald J. Ford from being medically examined, preventing Gerald J. Ford from stepping aside, and falsely convincing Gerald J. Ford he still had the capacity to manage business interests.

190. Defendants Kelli O. Ford and Gary M. Shultz intentionally interfered with those contracts for their own benefit, including financial benefits that flow to them as a result of Gerald J. Ford staying in power.

191. Defendants' interference proximately caused Jeremy Ford's injuries.

192. Jeremy Ford incurred actual damage or loss, including lack of control and lack of distributions. Plaintiff seeks damages, including compensatory and exemplary damages.

Eleventh Cause of Action:
Improper FFI Distributions

193. The material facts alleged above are incorporated by reference.

194. For years, Plaintiffs, along with FFI's auditors, understood that FFI was governed by the Agreement of Limited Partnership of Diamond A Financial Fund, L.P. ("Original LPA").

195. Recently, however, Defendants have asserted that FFI is governed by the purported Amended and Restated Agreement of Limited Partnership of Diamond A Financial Fund, L.P. ("Amended & Restated LPA") that was allegedly made

effective on the exact same day of the successful sale of a portfolio company by Ford Financial Fund, L.P., the proceeds of which were required to be distributed to its partners. Ford Financial Fund, L.P. was—and Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P. are—private equity funds that Gerald J. Ford controlled and in which he personally has significant carried interests.

196. The difference between the Original LPA and the Amended & Restated LPA is material because the Amended & Restated LPA purports to significantly change the Original LPA's distribution of profits by creating a 20% carried interest for Gerald J. Ford's benefit as well as allocate a management fee to Gerald J. Ford's benefit and to the First Family's detriment. As a result, Gerald J. Ford received two management fees and carried interests on the same proceeds from the sale of the portfolio company.

197. Regardless of whether the Original LPA or the Amended & Restated LPA governs FFI, Defendants breached the governing contract by improperly distributing money to FFI's general partner without making corresponding distributions to FFI's limited partners.

198. The improper distributions go back to 2012, but more recent distributions have also been affected by Defendants' breaches.

199. To invest in Ford Financial Fund II, FFI GP also caused FFI to secure additional capital contributions in violation of the partnership agreement. Instead of

having the partners contribute capital pro rata, FFI GP caused the limited partners to contribute $22 million of additional capital while FFI GP did not contribute any additional capital himself. That reinvestment returned the limited partners' investment in the partnership to approximately the same amounts invested prior to any distributions.

200. Plaintiffs did not discover these breaches until recently. Defendants fraudulently concealed the improper payments and capital raises for years.

201. These unauthorized distributions and capital raises also constitute breaches of fiduciary duties.

202. FFI GP owes fiduciary duties to the limited partners. FFI GP has a duty of loyalty and a duty of care under statute, common law, and the terms of the governing partnership agreement. FFI GP is obligated to act in good faith and in a manner it reasonably believes to be in the best interest of the partnership and its partners.

203. Distributing money to the general partner while not distributing money to the limited partners, especially at a time when FFI supposedly needed to retain capital, breached FFI GP's fiduciary duties.

204. These breaches ultimately cost Plaintiffs tens of millions of dollars.

205. Defendants violated the partnership agreement through retaining the limited partners' profits in FFI in order to charge an additional 20% carried interest

on these recycled profits from investments in Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P. Because Defendants knowingly concealed the Amended & Restated LPA, the First Family contributed an additional $34 million ($22 million for Ford Financial Fund II, L.P. and $12 million for Ford Financial Fund III, L.P.) without knowing it would be subject to a 20% carried interest. If Defendants had not made improper distributions and capital raises, then Plaintiffs would have received significantly more money from FFI. Plaintiffs also would not have so much money tied up in FFI and purportedly subject to the 20% carried interest that FFI GP claims.

206. Plaintiffs seek damages as well as injunctive relief prohibiting further improper distributions. Plaintiffs also seek disgorgement of any improper distributions made or facilitated by FFI GP. Plaintiffs seek an order ensuring their future distributions from FFI will not be improperly reduced by the purported 20% carried interest of FFI GP but will instead be made pro rata (ie., 49% to each limited partner and 2% to FFI GP).

207. Plaintiffs further seek the removal of FFI GP as general partner based on self-serving breaches of the partnership agreement and fiduciary duties. FFI's partners can appoint a replacement general partner pursuant to the partnership agreement.

Twelfth Cause of Action:
Declaratory Judgment and Injunctive Relief Regarding Scope of Gary M. Shultz and Kelli O. Ford's Authority

208. The material facts alleged above are incorporated by reference.

209. This Court is authorized under Section 37.004 of the Texas Civil Practice and Remedies Code to "determine[] any question of construction or validity arising under" any "deed, will, written contract, or other writings constituting a contract," and to issue a "declaration of rights, status, or other legal relations thereunder."

210. Gary M. Shultz took numerous actions as the purported agent under Gerald J. Ford's Statutory Durable Power of Attorney dated October 23, 2024—a document that itself has not been recognized as valid. Gary M. Shultz purported to act on Gerald J. Ford's behalf, even with regard to his fiduciary positions.

211. On July 2, 2026, Gary M. Shultz resigned as the purported agent under Gerald J. Ford's purported Statutory Durable Power of Attorney. Kelli O. Ford now claims to be Gary M. Shultz's successor as attorney in fact.

212. Kelli O. Ford claims authority to act on Gerald J. Ford's behalf, even with regard to his fiduciary positions.

213. Plaintiffs deny that the purported power of attorney, even if otherwise valid, can or does empower Kelli O. Ford to exercise discretionary authority given to Gerald J. Ford as a fiduciary. Regardless of its validity, the power of attorney

Kelli O. Ford claims to possess does not operate to transfer Gerald J. Ford's fiduciary positions to Kelli O. Ford.

214. Accordingly, Plaintiffs seek a declaration from this Court that the purported power of attorney did not authorize Gary M. Shultz, and does not authorize Kelli O. Ford, to exercise any discretionary authority given to Gerald J. Ford where that authority is subject to fiduciary duties. A real and justiciable controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

215. Plaintiffs also seek injunctive relief to prevent the anticipated actions by Kelli O. Ford.

Thirteenth Cause of Action:
Declaratory Judgment Regarding the Unenforceability of the August 2025 Term Sheet

216. The material facts alleged above are incorporated by reference.

217. The August 2025 Term Sheet is not an enforceable contract for multiple reasons.

218. The August 2025 Term Sheet memorialized anticipated terms subject to further negotiation and agreement, not a final agreement.

219. The parties to the August 2025 Term Sheet did not intend it to be the full or final agreement. They intended to continue negotiating in the hope of signing a contract at a later date.

220. Further negotiation and agreement were conditions precedent to the formation of a contract. Those conditions precedent have not been satisfied.

221. In the alternative, any agreement contained in the August 2025 Term Sheet would be a mere agreement to negotiate, which is unenforceable under Texas law.

222. The August 2025 Term Sheet does not include all terms that would be essential for the formation of a contract.

223. Alternatively, to the extent the August 2025 Term Sheet otherwise constituted a contract, Defendants' bad-faith approach to subsequent negotiations constituted a prior material breach.

224. Alternatively, to the extent the August 2025 Term Sheet otherwise constituted a contract, it would not be enforceable because of repudiation, discharge, mutual mistake, unilateral mistake, fraudulent inducement, prior material breach, lack of capacity, illegality, violation of public policy, impracticability, failure of consideration, and failure of conditions precedent.

225. Defendants have wrongfully asserted that the August 2025 Term Sheet is an enforceable contract that they can enforce against Plaintiffs.

226. Accordingly, Plaintiffs seek a declaration from this Court that the August 2025 Term Sheet is not an enforceable contract. A real and justiciable

controversy exists as to the rights and status of the parties which will be resolved by the declaration sought.

Conditions Precedent

227. With regard to all contracts Plaintiffs seek to enforce, all necessary conditions precedent have been performed or have occurred. Not all conditions precedent have been performed or have occurred with regard to the August 2025 Term Sheet, which Defendants erroneously contend is an enforceable contract.

Attorneys' Fees

228. Plaintiffs are entitled to recovery of reasonable and necessary attorneys' fees incurred in connection with bringing this action for declaratory and equitable relief pursuant to Texas Civil Practice and Remedies Code §§ 37.009, 38.001, as well as any contractual provisions entitling them to attorneys' fees.

Prayer for Relief

229. Plaintiffs ask this Court to issue citations for Defendants to appear and answer, and for this Court to enter judgment against Defendants as follows:

a. A declaration that

   i. Gerald J. Ford is incapacitated within the meaning of Texas law and the Hunter's Glen Partnership Agreement as well as disabled within the meaning of the Buy-Sell Agreements and the Diamond HTH GP Company Agreement;

   ii. The DAF Buy-Sell Agreement is valid and enforceable and binding on Gerald J. Ford's assigns;

iii. The Amended and Restated Company Agreement of Diamond HTH GP ("Purported 2023 Diamond HTH GP Amendment") is null and void;

iv. Upon Gerald J. Ford's death, neither he nor his estate will have any right to continued payment of (1) the Ford Profits Interest under the DAF Amended Partnership Agreement, or (2) the contractual distribution right under the DAF Amended Partnership Agreement if no partnership assets have been sold prior to his death;

v. Diamond HTH LP, as general partner of DAF, (1) owes a fiduciary duty to all other partners and to the partnership for "safekeeping and use" of all of DAF's property; and (2) the threatened sale of DAF assets would breach Diamond HTH LP's fiduciary duties;

vi. The October 2024 purported power of attorney did not and does not authorize the purported attorney in fact, including Gary M. Shultz and Kelli O. Ford, to exercise any discretionary authority given to Gerald J. Ford where that authority is subject to fiduciary duties;

vii. Kelli O. Ford knowingly participated in, and aided and abetted, breaches of fiduciary duty;

viii. Gary M. Shultz breached his fiduciary duties, knowingly participated in breaches of fiduciary duty, and aided and abetted breaches of fiduciary duty;

ix. The August 2025 Term Sheet is not an enforceable contract.

b. An order awarding Plaintiffs equitable relief as appropriate to remedy Defendants' breaches, including

i. Requiring Gerald J. Ford to select a physician and submit to any necessary medical examinations in accordance with the contractual process for determining whether Gerald J. Ford has a disability;

ii. Requiring Gerald J. Ford to transfer control of FDC, Rio Hondo, and DAF;

iii. Enjoining DAF's general partner (and those controlling DAF's general partners) from selling DAF assets;

iv. Enjoining Kelli O. Ford from purporting to exercise discretionary authority belonging to Gerald J. Ford and subject to fiduciary duties based on a purported power of attorney;

v. Enjoining Kelli O. Ford and Gary M. Shultz from knowingly participating in the other defendants' breaches of fiduciary duty;

vi. Removal of 2011 TCRT as general partner of FFI.

c. Monetary relief, including

i. An award of not less than $20,000,000 in damages resulting from FFI GP's improper distributions and disgorgement of improper distributions made or facilitated by FFI GP;

ii. Damages and disgorgement for Kelli O. Ford's past knowing participation in breaches of fiduciary duty, including exemplary damages;

iii. Damages and disgorgement for Gary M. Shultz's breaches of fiduciary duty, knowing participation in breaches of fiduciary duty, and aiding and abetting breaches of fiduciary duty, including exemplary damages.

d. Pre- and post-judgment interest;

e. Attorneys' fees;

f. Costs of suit; and

g. All other relief to which Plaintiffs are entitled, whether at law or in equity.

Dated: September 30, 2026.

Respectfully submitted.

/s/ William T. Thompson

William T. Thompson
Texas Bar No. 24088531
Todd Disher
Texas Bar No. 24081854
LEHOTSKY COHN LLP
7500 Rialto Blvd., Ste. 1-250
Austin, TX 78735
T: (512) 693-8350
F: (512) 727-4755
will@lehotskycohn.com
todd@lehotskycohn.com

John T. Cox III
Michael Lyons
GIBSON, DUNN & CRUTCHER LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201
Telephone: (214) 698-3100
Facsimile: (214) 571-2900
tcox@gibsondunn.com
mlyons@gibsondunn.com

Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I hereby certify that on the 30th day of September, 2026, the foregoing document was filed using the Court's eFile Texas system. In addition, (1) the filing is available for viewing and downloading via the eFile Texas system, and (2) the eFile Texas system will send notification of this filing to all attorneys of record who have registered for eFile Texas updates.

/s/ *William T. Thompson*
William T. Thompson

Automated Certificate of eService

This automated certificate of service was created by the efiling system. The filer served this document via email generated by the efiling system on the date and to the persons listed below. The rules governing certificates of service have not changed. Filers must still provide a certificate of service that complies with all applicable rules.

Envelope ID: 120616126
Filing Code Description: Amended Filing
Filing Description: Plaintiffs' Second Amended Petition
Status as of 10/1/2026 8:34 AM CST

Associated Case Party: GeraldJ.Ford

Name	BarNumber	Email	TimestampSubmitted	Status
Will Hartnett	9170200	will@hartnettlawfirm.com	9/30/2026 8:25:23 PM	SENT
Jay Hartnett	9169300	jay@hartnettlawfirm.com	9/30/2026 8:25:23 PM	SENT
Geneva Williams		geneva@hartnettlawfirm.com	9/30/2026 8:25:23 PM	SENT
Michael SHess		MHess@GodwinBowman.com	9/30/2026 8:25:23 PM	SENT
Jinhong KevinPark		KPark@GodwinBowman.com	9/30/2026 8:25:23 PM	SENT
Stefanie McGregor	24037019	smcgregor@godwinbowman.com	9/30/2026 8:25:23 PM	SENT
Donald Godwin	8056500	DGodwin@GodwinBowman.com	9/30/2026 8:25:23 PM	SENT
Jim Hartnett, Jr.	9169200	jim@hartnettlawfirm.com	9/30/2026 8:25:23 PM	SENT
Michael Hartnett	24110679	michael@hartnettlawfirm.com	9/30/2026 8:25:23 PM	SENT
Nichole Hargers - Paralegal		NHargers@GodwinBowman.com	9/30/2026 8:25:23 PM	SENT
Marcela XMunoz	24150157	MMunoz@GodwinBowman.com	9/30/2026 8:25:23 PM	SENT

Associated Case Party: Jeremy Ford

Name	BarNumber	Email	TimestampSubmitted	Status
William Thompson	24088531	will@lehotskycohn.com	9/30/2026 8:25:23 PM	SENT
Scott Weber	21044875	Scott.Weber@huschblackwell.com	9/30/2026 8:25:23 PM	SENT
Kyle Hawkins		kyle@lkcfirm.com	9/30/2026 8:25:23 PM	SENT
Jacob Kring	24062831	Jacob.Kring@HuschBlackwell.com	9/30/2026 8:25:23 PM	SENT
John T.Cox	24003722	TCox@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Wendy Cassidy		WCassidy@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Evan Rios	24119466	ERios@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Cody White	24131758	cody.white@huschblackwell.com	9/30/2026 8:25:23 PM	SENT

Automated Certificate of eService

This automated certificate of service was created by the efiling system. The filer served this document via email generated by the efiling system on the date and to the persons listed below. The rules governing certificates of service have not changed. Filers must still provide a certificate of service that complies with all applicable rules.

Envelope ID: 120616126
Filing Code Description: Amended Filing
Filing Description: Plaintiffs' Second Amended Petition
Status as of 10/1/2026 8:34 AM CST

Associated Case Party: Jeremy Ford

Cody White	24131758	cody.white@huschblackwell.com	9/30/2026 8:25:23 PM	SENT
Sophia Carrasco		scarrasco@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Andrew Mitchell	24125330	AMitchell@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
TX-MAO TX-MAO		pacer-tx@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Michael Lyons		mlyons@gibsondunn.com	9/30/2026 8:25:23 PM	SENT
Sarah ELong		sarah@lehotskycohn.com	9/30/2026 8:25:23 PM	SENT
Nathan Evans		NEvans@gibsondunn.com	9/30/2026 8:25:23 PM	SENT

Case Contacts

Name	**BarNumber**	**Email**	**TimestampSubmitted**	**Status**
Loretta RHoward		loretta@lehotskycohn.com	9/30/2026 8:25:23 PM	SENT
Legal Support PW Team		efilenoticesPWTAN@huschblackwell.com	9/30/2026 8:25:23 PM	SENT
Business Court 1B		BCDivision1B@txcourts.gov	9/30/2026 8:25:23 PM	SENT
Uyi Nosa		uyi.nosa@huschblackwell.com	9/30/2026 8:25:23 PM	SENT

E-filed in the Office of the Clerk
for the Business Court of Texas
10/5/2026 5:45 PM
Accepted by: Beverly Crumley
Case Number: 25-BC01B-0026

IN THE BUSINESS COURT OF TEXAS
FIRST DIVISION

Jeremy Ford; Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust; Amy Ford Prestidge, Maegan Ford Nicholson, Jordan Ford, and Jeremy Ford as Trustees of Ford Secure Trust; Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of 2009 Ford Daughters' Trust; and Jordan Ford and Jeremy Ford as Trustees of 2009 Hunter's Glen/Ford Trust, Amy Ford Prestidge as Trustee of Ford Daughters' Financial Trust; and Jordan Ford and Jeremy Ford as Trustees of Ford Sons' Financial Trust, *Plaintiffs,* v. Gerald J. Ford; Diamond HTH Stock Company LP; Diamond HTH Stock Company GP, LLC; Diamond A Financial, L.P.; Rio Hondo Land & Cattle Company GP, LLC; Ford Diamond Corporation; Diamond A Racing Corporation; Hunter's Glen/Ford, Ltd.; Rio Hondo Land and Cattle Company, L.P.; Rio Hondo Land & Cattle Company; Ford Family Investment, LP; Gerald J. Ford as Trustee of 2011 TCRT; Kelli O. Ford; and Gary M. Shultz, *Defendants.*	Cause No. 25-BC01B-0026

PLAINTIFFS' SUPPLEMENT TO SECOND AMENDED ORIGINAL PETITION

Plaintiffs Jeremy B. Ford and Jordan C. Ford, as Trustees of the Hunter's Glen/Ford Trust ("HGFT"), and Amy Ford Prestidge, as Trustee of 2004 Ford Daughters' Trust ("FDT") (collectively, "Plaintiffs"), file this Plaintiffs' Supplement to the Second Amended Original Petition (the "Petition") derivatively on behalf of Nominal Defendant Hunter's Glen/Ford, Ltd. ("Hunter's Glen") against Defendants Gerald J. Ford ("Ford") and Diamond HTH Stock Company, LP ("Diamond LP") (collectively, "Defendants"), and respectfully shows the Court as follows:

I.
INTRODUCTION

1. This is a derivative action to void the purported debt repayment agreements and collect a debt and foreclose on collateral securing the debt. Ford executed promissory notes payable to Hunter's Glen in the total original principal amount of $80,000,000.00. To secure payment of those notes, Ford and Diamond LP executed an Amended and Restated Security Agreement dated October 4, 2017, granting Hunter's Glen a security interest in the Collateral described below. The debt is now due, has not been paid, and the Defendants have defaulted under

the Amended and Restated Security Agreement. Plaintiffs bring this action derivatively because Hunter's Glen's general partners will not cause Hunter's Glen to enforce the debt and challenge unilaterally executed documents purporting to repay the debt with assets other than cash. Ford is, or purports to be, a general partner of Hunter's Glen. The other general partner, Ford Diamond Corporation ("FDC"), is wholly owned by Ford. Ford, together with those who purport to act on his behalf, controls Hunter's Glen through those general partner positions. Ford is also the obligor on the debt. Neither Ford, FDC, nor anyone purporting to act for either of them has caused Hunter's Glen to collect the debt or enforce its security interest in the Collateral, and they will not do so. In fact, Ford unilaterally purported to execute documents repaying the debt (with clearly insufficient assets) on behalf of himself and as general partner of Hunter's Glen.

2. HGFT and FDT each own a 45.8637% limited partnership interest in Hunter's Glen, which aggregates to a 91.7274% limited partnership interest in Hunter's Glen. Pursuant to Texas Business Organizations Code section 153.403(3), HGFT and FDT are not required to wait 91 days after making a demand to bring this claim. The limited

partnership would suffer irreparable harm by waiting for the expiration of the 90-day period. In addition, Hunter's Glen is a closely held limited partnership (having fewer than 35 limited partners) and, pursuant to Texas Business Organizations Code section 153.413(b), the waiting period to file suit does not apply.

II.
PARTIES[1]

3. Plaintiff Jeremy Ford is a resident of Dallas County and brings this suit as Trustee on behalf of Hunter's Glen/Ford Trust.

4. Plaintiff Jordan Ford is a resident of Dallas County and brings this suit as Trustee on behalf of Hunter's Glen/Ford Trust.

5. Plaintiff Amy Ford Prestidge is a resident of Dallas County and brings this suit as Trustee on behalf of 2004 Ford Daughters' Trust.

6. Defendant Gerald J. Ford is an individual who is a resident of Dallas County, Texas Gerald J. Ford has appeared herein and can be served through his counsel of record.

[1] This section identifies only the parties relevant to this Supplement to Second Amended Original Petition and may describe their roles differently than in Plaintiffs' Second Amended Original Petition. It does not amend, modify, or supersede the parties or party descriptions set forth in Plaintiffs' Second Amended Original Petition, which remain in full force and effect.

7. Defendant Diamond HTH Stock Company, LP is a Texas limited partnership whose registered office is located in Dallas County, Texas. Diamond HTH Stock Company, LP has appeared herein and can be served through its counsel of record.

8. Nominal Defendant Hunter's Glen/Ford, Ltd. is a Texas limited partnership whose registered office is located in Dallas County, Texas. Hunter's Glen/Ford, Ltd. has appeared herein and can be served through its counsel of record.

III.
JURISDICTION AND VENUE

9. This Court has jurisdiction pursuant to Tex. Gov't Code § 25A.004(b)(1), (2), (4), (5), and (7) and § 25A.004(e) because this is a derivative action regarding the governance, governing documents, or internal affairs of organizations; an action by owners of an organization that is brought against an owner, controlling person, or managerial official of the organization and alleges an act or omission by the person in the person's capacity as an owner, controlling person, or managerial official of the organization; an action alleging that an owner, controlling person, or managerial official breached a duty owed to an organization or owner of an organization by reason of the person's status as an owner,

controlling person, or managerial official, including the breach of a duty of loyalty or good faith; and an action arising out of the Business Organizations Code, in which the amount in controversy exceeds $5,000,000.00, excluding interest, statutory damages, exemplary damages, penalties, attorney's fees, and court costs and because Plaintiffs seek declaratory judgment under § 25A.004(b) where the rights at issue exceed $5,000,000.00 in value.

10. Venue is proper in Dallas County, Texas under Texas Civil Practices and Remedies Code §§ 15.002(s), (3) and § 15.005 because of the county of Gerald Ford's residence and the county of the principal offices of Defendants.

11. Plaintiffs seek declaratory judgment under § 25A.004(b) where the rights at issue exceed $5,000,000.00 in value or monetary relief in excess of $5,000,000.00.

IV.
FACTUAL ALLEGATIONS

A. STRUCTURE OF HUNTER'S GLEN

12. Hunter's Glen/Ford, Ltd. is a Texas limited partnership. On or about January 30, 1995, Hunter's Glen was established under a Certificate of Limited Partnership listing Ford and FDC as general

partners. Ford owns 100% of FDC.

13. An Amended and Restated Limited Partnership Agreement (the "Amended Limited Partnership Agreement") was executed around September 12, 2008, identifying Ford and FDC as general partners. This Amended Limited Partnership Agreement also identified the following limited partners: 2004 Ford Daughters' Trust, Diamond A Racing Corporation, Ford Secure Trust, Hunter's Glen/Ford Trust, and Rio Hondo Land & Cattle Company.

B. PROMISSORY NOTES AND THE AMENDED SECURITY AGREEMENT

14. On or about December 31, 2010, Ford executed an Amended, Restated and Renewal Promissory Note, payable to Hunter's Glen in the original principal amount of $32,891,968.83.

15. On or about December 31, 2010, Ford executed a Consolidated Promissory Note, payable to the order of Hunter's Glen in the original principal amount of $47,108,031.17 (collectively, the Amended, Restated and Renewal Promissory Note and the Consolidated Promissory Note shall be known as the "Original Notes").

16. On or about October 31, 2014, Ford executed a Security Agreement (the "Original Security Agreement"), under which he granted

to Hunter's Glen a security interest in his 1% general partnership interest and 1% limited partnership interest (collectively, the "Interests") in Diamond A Financial, L.P. ("DAF").

17. On or about October 1, 2017, Ford executed a Second Amended Restated and Renewal Promissory Note, payable to the order of Hunter's Glen in the original principal amount of $32,891,968.83.

18. On or about October 1, 2017, Ford executed a First Amended and Restated Consolidation Promissory Note, payable to the order of Hunter's Glen in the original principal amount of $47,108,031.17 (collectively, the Second Amended Restated and Renewal Promissory Note and the First Amended and Restated Consolidation Promissory Note shall be known as the "Amended and Restated Notes"). The Amended and Restated Notes amended, restated, consolidated, and replaced the Original Notes in their entirety.

19. The maturity date for each of the Amended and Restated Notes was September 30, 2026.

20. In conjunction with the Amended and Restated Notes, Ford and Diamond LP executed the Amended and Restated Security Agreement (the "Amended Security Agreement") for the benefit of

Hunter's Glen. Concurrently with its execution, Ford purportedly transferred his 1% general partnership interest in DAF to Diamond LP, an entity beneficially owned and controlled by Ford.

21. Under the Amended Security Agreement, to secure payment of the "Secured Indebtedness,"[2] Defendants granted Hunter's Glen a security interest in the "Collateral," defined as:

> (a) The Interests, (b) all of the Debtor Parties' rights, titles, and interests now or hereafter accruing under the Partnership Agreement with respect to any Interest now owned or hereafter acquired or owned by the Debtor Parties in the Partnership, and (c) all accounts, general intangibles, contract rights, fees, preferences, payments, or other benefits derived or arising from said Interests or the Partnership Agreement, and all proceeds from the any of the forgoing, including without limitation, all distributions, capital accounts, and sale proceeds.

Amended Security Agreement § 1.

22. Under the Amended Security Agreement, an "Event of Default" is defined as a "[f]ailure to pay in full the Secured Indebtedness by… September 30, 2026." *Id.* at § 8(a).

23. Upon an Event of Default, the Amended Security Agreement permits Hunter's Glen, in its sole discretion and to the extent permitted

[2] The "Secured Indebtedness" includes "all amounts, liabilities, and/or obligations owing from time to time by Debtor to Secured Party… under the terms of the Amended and Restated Notes." Amended Security Agreement § 4(a).

by law, to require the Debtor Parties (Ford and Diamond LP) to give Hunter's Glen possession or control of the Collateral. *Id.* § 9(a)(i). Hunter's Glen may also, without demand, presentment, notice of intention to accelerate, notice of acceleration, or any other notice, take possession of all or any portion of the Collateral. *Id.* § 9(b). At Hunter's Glen's demand, Ford and Diamond LP must take all steps reasonably necessary to assemble the Collateral and make it available to Hunter's Glen at a reasonably convenient location. *Id.*

C. FORD'S SHAM "PAYOFF," SELF-DEALING, AND DEFAULT

24. September 30, 2026 has now passed, and Ford did not pay in full the Secured Indebtedness. Hence, an Event of Default occurred under the Amended Security Agreement.

25. Accordingly, the Amended Security Agreement entitles Hunter's Glen to take possession of all of the Collateral without further notice.

26. Rather than pay the Secured Indebtedness, on September 29, 2026, the day before the Amended and Restated Notes matured, Ford attempted to discharge the debt by transferring illiquid, non-cash assets to Hunter's Glen. Ford's counsel provided Plaintiffs with a Payoff Letter

Agreement in which Ford purports to transfer the following to Hunter's Glen in lieu of payment:

- 2,831,946 shares of First Acceptance Corporation ("FACO");
- Ford's 33% equity interest in Rio Hondo Land & Cattle Company, L.P.;
- The limited partnership interests in Hunter's Glen held by Diamond A Racing Corporation, a Texas corporation, and Rio Hondo Land & Cattle Company, a Texas corporation;
- The assignment of economic interests by Ford and FDC, as general partners of Hunter's Glen, and by Rio Hondo Land & Cattle Company, as limited partner of Hunter's Glen; and;
- The issuance of an unsecured promissory note by Ford in Hunter's Glen's favor, which the Payoff Letter Agreement denominates as the "Shortfall Note."

27. Pursuant to the terms of the alleged Payoff Letter Agreement, Ford purported to execute a separate Assignment of Distribution Rights, dated September 29, 2026, whereby Ford, FDC, and Rio Hondo Land & Cattle Company attempted to "absolutely and irrevocably" assign, transfer, and set over to Hunter's Glen all of their respective right, title,

and interest in and to 100% of the Available Cash and other distributions, and the corresponding allocations of Profits, that would otherwise become payable to them under the Amended and Restated Agreement of Limited Partnership. By its own terms, this purported assignment was expressly structured as a transfer of economic rights only and did not transfer, reduce, or otherwise affect Ford's, FDC's, or Rio Hondo Land & Cattle Company's underlying Partnership Interests, Partnership Percentage Interests, voting rights, management rights, or their status as general/limited partners.

28. Additionally, counsel for Ford provided Plaintiffs with the Shortfall Note, an unsecured promissory note in the face amount of $7,033,152, executed by Ford in favor of Hunter's Glen on September 29, 2026. By its own terms, the Shortfall Note is not due until its maturity date of September 30, 2028 — two years after the Notes it purports to satisfy came due — and it cannot be transferred or assigned by Hunter's Glen without Ford's prior written consent.

29. The Amended and Restated Notes are required to be paid in cash. Ford's attempted substitution of illiquid equity interests, a bare assignment of distribution rights, and a deferred, non-assignable

unsecured promissory note does not satisfy that requirement. Ford lacked the capacity to execute and enter into the Agreements by which the purported sham payoff occurred. Ford's purported payoff is therefore void, invalid, and ineffective, and the Secured Indebtedness remains unpaid.

30. Section 7.1(d) of the Amended Limited Partnership Agreement requires that any agreements, contracts or other arrangements between Hunter's Glen and a General Partner or any Affiliates must be on "commercially reasonable terms" and the General Partner or Affiliate must have the ability to perform its obligations thereunder. Here, neither of these conditions was satisfied; in fact, they were breached.

31. Ford's maneuver is not merely ineffective, it is a blatant act of self-dealing and a clear breach of his fiduciary duties. The Payoff Letter "Agreement" was signed by Ford, both as an individual and as general partner in Hunter's Glen. Ford executed the Payoff Letter Agreement on behalf of Hunter's Glen and separately "accepted and agreed" to it in his individual capacity as Gerald J. Ford. The companion Assignment of Distribution Rights bears the same self-dealing signature pattern: Ford

signed individually, signed again as President of FDC, and signed a third time as President of Rio Hondo Land & Cattle Company, while Hunter's Glen "accepted and agreed" through FDC as its general partner, again by Ford's own signature as President.

32. This self-dealing was made possible only days before, on September 29, 2026, Ford removed Gary Schultz and Jeremy Ford from FDC's Board of Directors, reduced the Board to a single director, and installed himself as that sole director. Then, acting as that sole director, Ford removed Jeremy Ford from the offices of Secretary and Treasurer of FDC, appointing himself Secretary in addition to his existing office of President, leaving himself and Gary Schultz (as Vice President) as FDC's only officers. Ford thus ensured that he alone controlled every signature on both sides of the purported Payoff Letter Agreement and the Assignment of Distribution Rights.

V.
CAUSES OF ACTION

Count 1: Breach of Contract Against Ford.

33. Plaintiffs incorporate the allegations contained in the preceding paragraphs, as if the same were restated in full herein.

34. The Amended and Restated Notes are valid contracts.

35. Hunter's Glen performed all terms and conditions of the Amended and Restated Notes.

36. Ford breached the Amended and Restated Notes by, among other things, failing to pay Hunter's Glen in full by the maturity date, September 30, 2026.

37. Ford breached Section 7.1(d) of the Amended Limited Partnership Agreement by purportedly entering into the sham transaction.

38. Ford's breach of contract has proximately caused damage to Hunter's Glen in an amount in excess of the jurisdictional limit of the court, but not less than $80,000,000.00, plus additional interest, costs, and attorneys' fees.

Count 2: <u>Foreclosure of Collateral</u>.

39. The Amended Security Agreement is a valid and enforceable contract.

40. Hunter's Glen has performed all terms and conditions of the Amended Security Agreement.

41. Ford and Diamond LP breached the Amended Security Agreement by failing to deliver to Plaintiffs, derivatively, on behalf of

Hunter's Glen, the Collateral which secures payment of the debt evidenced by the Amended and Restated Notes. As a result of Defendants' breach set forth above, Hunter's Glen has been injured in that it does not have possession or control of the Collateral to which it is lawfully entitled.

42. Plaintiffs seek an order from the Court allowing Plaintiffs, on behalf of Hunter's Glen, to immediately take possession of the Collateral as follows:

- Ford's 1% general partnership interest in DAF which he transferred to Diamond LP;
- Ford's 1% limited partnership interest in DAF;
- All of Ford's and Diamond LP's right, title, and interest now or hereafter accruing under the Amended and Restated Agreement of Limited Partnership of Diamond A Financial, L.P., dated as December 31, 2008 (the "DAF Partnership Agreement") with respect to any interest now owned or hereafter acquired or owned by Ford and Diamond LP in DAF, including without limitation, the Ford Profits Interest (as defined in the DAF Partnership Agreement) and Ford's

distribution rights pursuant to Section 5.1(b)(iii) of the DAF Partnership Agreement; and

- All accounts, general intangibles, contract rights, fees, preferences, payments, or other benefits derived or arising from Ford's and Diamond LP's interests or the DAF Partnership Agreement, and all proceeds from the any of the forgoing, including, without limitation, all distributions, capital accounts, and sale proceeds (inclusive of the Ford Profits Interest (as defined in the DAF Partnership Agreement) and Ford's distribution rights pursuant to Section 5.1(b)(iii) of the DAF Partnership Agreement.

Plaintiffs' foreclosure of the Collateral should include, but not be limited to, any and all payments received, or to be received, by Defendants with respect to the Collateral.

Count 3: <u>Application for Pre-Judgment Writ of Attachment</u>.

43. Plaintiffs incorporate the allegations contained in the preceding paragraphs, as if the same were restated in full herein.

44. This claim is brought pursuant to Section 61 of the Texas Civil Practice and Remedies Code.

45. Pursuant to the Amended Security Agreement, Hunter's Glen is lawfully entitled to a prejudgment writ of attachment permitting it to obtain immediate possession of the Collateral.

46. Ford is justly indebted to Hunter's Glen as evidenced by the Amended and Restated Notes.

47. The attachment is not sought for the purpose of injuring or harassing Defendants.

48. Hunter's Glen will probably lose its debt unless the writ of attachment is issued. Specifically,

- Upon information and belief, Ford does not have available federal or other immediately available funds in an amount sufficient to satisfy the Amended and Restated Notes, as well as the Shortfall Note;
- Upon information and belief, substantially all of the other assets of Ford are held in, or been moved into, trusts to protect against creditors; and
- Defendants recently asserted that the Collateral transfers pursuant to the Will of Ford upon his death, which evidences the intent not to surrender the Collateral.

49. Additionally, Defendants are about to receive distributions on the Collateral, which based upon past practice and belief and understanding of other obligations will not be used to pay down the Amended & Restated Notes. Specifically, shortly after September 30, 2026, Ford should be receiving a distribution from DAF based upon the Ford Profit Interest (as defined in the DAF Partnership Agreement).

50. If the pre-judgment writ of attachment is not issued, Diamond LP and Ford will distribute the money received from the DAF distribution and it will no longer be available to satisfy the debt Ford owes to Hunter's Glen, including the purported Shortfall Note.

Count 4: Declaratory Judgment

51. Plaintiffs incorporate the allegations contained in the preceding paragraphs, as if the same were restated in full herein.

52. Pursuant to Texas Civil Practice & Remedies Code § 37.001 et seq., Plaintiffs seek a declaration that any purported conveyance to Hunter's Glen of assets, other than cash, to pay the Notes is invalid, unenforceable, and ineffective.

53. Plaintiffs also seek a Declaration that Hunter's Glen's security interest in the Collateral has not terminated and that the Collateral is still encumbered with a lien in favor of Hunter's Glen.

Count 5: Attorneys' Fees.

54. Plaintiffs incorporate the allegations contained in the preceding paragraphs, as if the same were restated in full herein.

55. As a result of Defendants' wrongful conduct, it was necessary for Plaintiffs, on behalf of Hunter's Glen, to retain the legal services of the below-named law firm to collect the indebtedness and obtain possession of the Collateral. Under the Amended and Restated Notes, the Amended Security Agreement, and Texas Civil Practice and Remedies Code 38.001 et. seq., and Texas Civil Practice and Remedies Code 37.001 et. seq., Hunter's Glen is entitled to recover costs and expenses reasonably incurred to collect the debt and enforce the security interest, including, but not limited to "reasonable attorneys' fees and legal expenses."

VI.
CONDITIONS PRECEDENT

56. All conditions precedent to Plaintiffs' recovery have been performed or have occurred, or have been waived.

VII.
REQUEST FOR RELIEF

Plaintiffs, on behalf of Hunter's Glen/Ford, Ltd., respectfully request that this Court, upon final disposition of this matter, enter judgment against Defendants for the following relief:

(A) A prejudgment writ of attachment allowing Plaintiffs to take possession of the Collateral as set forth above;

(B) Recovery of Plaintiffs' reasonable attorneys' fees and expenses incurred in the filing and prosecution of this action on Hunter's Glen's behalf;

(C) A declaration that any purported conveyance to Hunter's Glen of assets, other than cash, to pay the Notes is void, invalid, and ineffective;

(D) A declaration that the Hunter's Glen security interest in the Collateral has not terminated and that the Collateral is still encumbered with a lien in favor of Hunter's Glen;

(E) Pre-judgment and post-judgment interest on all sums at the maximum rate allowed by law; and

(F) Such other relief to which this Court deems Plaintiffs to be justly entitled.

Respectfully submitted,

By: /s/ *Richard A. Illmer*

Richard A. Illmer
State Bar No. 10388350
Rick.Illmer@HuschBlackwell.com
Abigail R. Karol
State Bar No. 24132808
Abigail.Karol@HuschBlackwell.com

HUSCH BLACKWELL LLP
1900 N. Pearl Street, Suite 1800
Dallas, Texas 75201
(214) 999-6100
(214) 999-6170 (*fax*)

ATTORNEYS FOR PLAINTIFF

VERIFICATION

STATE OF TEXAS §
§
COUNTY OF DALLAS §

BEFORE ME, the undersigned authority on this day personally appeared Jeremy B. Ford, as Co-Trustee of Hunter's Glen/Ford Trust, who upon his oath stated that he has verified the truth of paragraphs 45 through 50 of the Plaintiffs' Supplement to the Second Amended Original Petition, and that the facts stated in it are within his personal knowledge and are true and correct.

JEREMY B. FORD
Co-Trustee of Hunter's Glen/Ford Trust

SUBSCRIBED AND SWORN TO BEFORE ME on this the 5TH day of October, 2026, to certify which witness my hand and seal of office.

Elizabeth B McClung
Notary Public, State of Texas
My Commission Expires: 11.09.2029

ELIZABETH B McCLUNG
Notary Public, State of Texas
Notary ID# 131183495
My Commission Expires 11-09-2029

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served by electronic means on this day, October 5, 2026, on all counsel and/or parties of record.

/s/ Richard A. Illmer
Richard A. Illmer

Automated Certificate of eService

This automated certificate of service was created by the efiling system. The filer served this document via email generated by the efiling system on the date and to the persons listed below. The rules governing certificates of service have not changed. Filers must still provide a certificate of service that complies with all applicable rules.

Karen Massey on behalf of Rick Illmer
Bar No. 10388350
karen.massey@huschblackwell.com
Envelope ID: 120793853
Filing Code Description: Amended Filing
Filing Description: Plaintiffs' Supplement to Second Amended Original Petition
Status as of 10/6/2026 8:19 AM CST

Associated Case Party: GeraldJ.Ford

Name	BarNumber	Email	TimestampSubmitted	Status
Will Hartnett	9170200	will@hartnettlawfirm.com	10/5/2026 5:45:36 PM	SENT
Jay Hartnett	9169300	jay@hartnettlawfirm.com	10/5/2026 5:45:36 PM	SENT
Geneva Williams		geneva@hartnettlawfirm.com	10/5/2026 5:45:36 PM	SENT
Stefanie McGregor	24037019	smcgregor@godwinbowman.com	10/5/2026 5:45:36 PM	SENT
Donald Godwin	8056500	DGodwin@GodwinBowman.com	10/5/2026 5:45:36 PM	SENT
Jim Hartnett, Jr.	9169200	jim@hartnettlawfirm.com	10/5/2026 5:45:36 PM	SENT
Michael Hartnett	24110679	michael@hartnettlawfirm.com	10/5/2026 5:45:36 PM	SENT
Marcela XMunoz	24150157	MMunoz@GodwinBowman.com	10/5/2026 5:45:36 PM	SENT
Nichole Hargers - Paralegal		NHargers@GodwinBowman.com	10/5/2026 5:45:36 PM	SENT
Michael SHess		MHess@GodwinBowman.com	10/5/2026 5:45:36 PM	SENT
Jinhong KevinPark		KPark@GodwinBowman.com	10/5/2026 5:45:36 PM	SENT

Associated Case Party: Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust

Name	BarNumber	Email	TimestampSubmitted	Status
Richard AIllmer	10388350	Rick.Illmer@HuschBlackwell.com	10/5/2026 5:45:36 PM	SENT
Karen MMassey		karen.massey@huschblackwell.com	10/5/2026 5:45:36 PM	SENT
karn Massey		Karen.Massey@huschblackwell.com	10/5/2026 5:45:36 PM	SENT

Associated Case Party: Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust

Automated Certificate of eService

This automated certificate of service was created by the efiling system. The filer served this document via email generated by the efiling system on the date and to the persons listed below. The rules governing certificates of service have not changed. Filers must still provide a certificate of service that complies with all applicable rules.

Karen Massey on behalf of Rick Illmer
Bar No. 10388350
karen.massey@huschblackwell.com
Envelope ID: 120793853
Filing Code Description: Amended Filing
Filing Description: Plaintiffs' Supplement to Second Amended Original Petition
Status as of 10/6/2026 8:19 AM CST

Associated Case Party: Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust

Name	BarNumber	Email	TimestampSubmitted	Status
Richard AIllmer	10388350	Rick.Illmer@HuschBlackwell.com	10/5/2026 5:45:36 PM	SENT
Karen MMassey		karen.massey@huschblackwell.com	10/5/2026 5:45:36 PM	SENT
karn Massey		Karen.Massey@huschblackwell.com	10/5/2026 5:45:36 PM	SENT

Associated Case Party: Jeremy Ford

Name	BarNumber	Email	TimestampSubmitted	Status
William Thompson	24088531	will@lehotskycohn.com	10/5/2026 5:45:36 PM	SENT
Scott Weber	21044875	Scott.Weber@huschblackwell.com	10/5/2026 5:45:36 PM	SENT
Kyle Hawkins		kyle@lkcfirm.com	10/5/2026 5:45:36 PM	SENT
Jacob Kring	24062831	Jacob.Kring@HuschBlackwell.com	10/5/2026 5:45:36 PM	SENT
John T.Cox	24003722	TCox@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Wendy Cassidy		WCassidy@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Evan Rios	24119466	ERios@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Cody White	24131758	cody.white@huschblackwell.com	10/5/2026 5:45:36 PM	SENT
Sophia Carrasco		scarrasco@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Andrew Mitchell	24125330	AMitchell@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
TX-MAO TX-MAO		pacer-tx@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Michael Lyons		mlyons@gibsondunn.com	10/5/2026 5:45:36 PM	SENT
Sarah ELong		sarah@lehotskycohn.com	10/5/2026 5:45:36 PM	SENT
Nathan Evans		NEvans@gibsondunn.com	10/5/2026 5:45:36 PM	SENT

Case Contacts

Automated Certificate of eService

This automated certificate of service was created by the efiling system. The filer served this document via email generated by the efiling system on the date and to the persons listed below. The rules governing certificates of service have not changed. Filers must still provide a certificate of service that complies with all applicable rules.

Karen Massey on behalf of Rick Illmer
Bar No. 10388350
karen.massey@huschblackwell.com
Envelope ID: 120793853
Filing Code Description: Amended Filing
Filing Description: Plaintiffs' Supplement to Second Amended Original Petition
Status as of 10/6/2026 8:19 AM CST

Case Contacts

Name	BarNumber	Email	TimestampSubmitted	Status
Loretta RHoward		loretta@lehotskycohn.com	10/5/2026 5:45:36 PM	SENT
Legal Support PW Team		efilenoticesPWTAN@huschblackwell.com	10/5/2026 5:45:36 PM	SENT
Business Court 1B		BCDivision1B@txcourts.gov	10/5/2026 5:45:36 PM	SENT
Uyi Nosa		uyi.nosa@huschblackwell.com	10/5/2026 5:45:36 PM	SENT